Exhibit 99.34

Sprott

Notice of Annual Meeting of Shareholders and Management Information Circular

March 20, 2019

Contrarian. Innovative. Aligned.

SPROTT INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of Sprott Inc. (the “Corporation”) will be held at the offices of Baker & McKenzie LLP, Brookfield Place, Bay/Wellington Tower, 181 Bay Street, Suite 2100, Toronto, Ontario, on Friday, May 10, 2019 at 12:00 p.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2018 together with the auditors’ report thereon (the “2018 Financial Statements”);

2.	to elect the directors for the ensuing year to hold office until the close of the next annual meeting of shareholders of the Corporation;

3.	to re-appoint KPMG LLP as auditors of the Corporation and to authorize the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement; and

4.	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular (the "Circular"). For the Meeting, the Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (collectively, the “Notice-and-Access Provisions”) to reduce its mailing costs and volume of paper with respect to the materials distributed for the purpose of the Meeting. The Notice-and-Access Provisions are a set of rules that permit the Corporation to post the Meeting materials, 2018 Financial Statements and accompanying management’s discussion and analysis (“MD&A”) online rather than making a traditional physical delivery of such materials. Shareholders will still receive this Notice of Meeting, together with a form of proxy (the “Proxy Instrument”) or voting instruction form (“VIF”), as the case may be, and a financial statement request form. The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access Provisions.

Shareholders are directed to read the Circular carefully and in full in evaluating the matters for consideration at the Meeting. Further disclosure on the matters set out above may be found in the Circular in the section entitled “Particulars of Matters to be Acted Upon”. The Circular, 2018 Financial Statements, MD&A and other relevant materials are available on the Corporation’s website at www.sprott.com, for a minimum of one year, and under the Corporation’s directory on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Any shareholder who wishes to receive a paper copy of such documents free of charge should contact the Corporation’s registrar and transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by calling toll-free at 1-866-600-5869; or by e-mail at TMXEInvestorServices@tmx.com. In order to be certain of receiving such materials in time to vote before the Meeting, the request should be received by TSX Trust Company by May 1, 2019. A shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is March 20, 2019 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Corporation, and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof in person, please date, sign and return the accompanying Proxy Instrument to TSX Trust Company, by mail or by hand delivery at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, or by facsimile at (416) 595-9593, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting time.

If you are not a registered shareholder of the Corporation, you must seek instructions on how to complete your VIF from the intermediary whom you hold your common shares through.

Dated at Toronto, Ontario as of March 20, 2019.

BY ORDER OF THE BOARD

(signed) “Jack C. Lee”

Chair of the Board

TABLE OF CONTENTS

PROXY INSTRUCTIONS	1
MANNER IN WHICH PROXIES WILL BE VOTED	2
VOTING BY BENEFICIAL SHAREHOLDERS	3
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	4
PARTICULARS OF MATTERS TO BE ACTED UPON	4
Financial Statements	4
Election of Directors	4
Appointment of Auditors	9
CORPORATE GOVERNANCE	9
DIRECTOR ATTENDANCE AND COMPENSATION	14
EXECUTIVE COMPENSATION	18
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	34
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	39
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	40
ADDITIONAL INFORMATION	40
BOARD APPROVAL	40
SCHEDULE “A” - MANDATE OF THE BOARD OF DIRECTORS	A-1

SPROTT INC.

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise stated, the information in this management information circular (the “Circular”) is as of March 20, 2019.

PROXY INSTRUCTIONS

This Circular is furnished in connection with the solicitation of proxies by the management of Sprott Inc. (the “Corporation”) for use at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held at the offices of Baker & McKenzie LLP, Brookfield Place, Bay/Wellington Tower, 181 Bay Street, Suite 2100, Toronto, Ontario, on Friday, May 10, 2019 at 12:00 p.m. (Toronto time) and at any adjournment(s) or postponement(s) thereof, for the purposes set out in the foregoing Notice of Meeting (the “Notice”).

It is expected that the solicitation of proxies will be primarily by mail, subject to the use of the Notice-and-Access Provisions (as defined below). Proxies may also be solicited personally by officers and directors of the Corporation (but not for additional compensation). The costs of solicitation will be borne by the Corporation. None of the directors of the Corporation have informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

Notice-and-Access

The Corporation has elected to use the notice-and-access provisions (the “Notice-and-Access Provisions”) provided for under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Meeting materials to its shareholders.

The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators to reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post the relevant meeting materials for a meeting of shareholders online. The Corporation believes this environmentally friendly process will provide shareholders with a convenient way to access the Meeting materials, while allowing the Corporation to lower the costs associated with printing and distributing the Meeting materials. The Meeting materials have been posted on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com under the Corporation’s profile and on the Corporation’s website at www.sprott.com.

Although the Corporation has elected to use the Notice-and-Access Provisions, both registered shareholders and non-registered shareholders or beneficial holders (“Non-Registered Holders”) will receive a package that will include either a form of proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), among other materials (collectively, the “Printed Materials”). Shareholders may receive multiple packages of these Printed Materials if a shareholder holds their Common Shares (as defined below) through more than one Intermediary (as defined below), or if a shareholder is both a registered shareholder and a Non-Registered Holder for different shareholdings.

Should a shareholder receive multiple packages, a shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all their Common Shares are voted at the Meeting.

Voting of Shares

Holders of common shares of the Corporation (the “Common Shares”) may vote on all matters to come before the Meeting. The form of proxy forwarded to holders of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be: (i) voted for or withheld from voting for the directors to be named in this Circular; and (ii) voted for or withheld from voting for the re-appointment of auditors and authorizing the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement.

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The proxy must be signed by the holder of Common Shares or the shareholder’s attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such.

The persons named in the enclosed form of proxy are officers of the Corporation and represent management. Each shareholder has the right to appoint a person other than the persons named in the form of proxy, who need not be a shareholder, to attend and act for him, her or it and on his, her or its behalf at the Meeting. A shareholder wishing to appoint some other person as a representative at the Meeting may do so either by crossing out the nominees of management and inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to the Corporation’s registrar and transfer agent, TSX Trust Company, Attention: Proxy Department, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1 or by faxing the completed form to (416) 595-9593 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting time.

Revocation of Proxies

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder’s attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. The registered office of the Corporation is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada, M5J 2J1.

Non-Registered Holders should contact their Intermediary through which they hold their Common Shares and obtain instructions regarding the procedure for revocation of any voting or proxyholder instructions that he, she or it has previously provided to their Intermediary. Revocations must be deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. The registered office of the Corporation is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada, M5J 2J1.

MANNER IN WHICH PROXIES WILL BE VOTED

The management representatives designated in the form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of such direction, such Common Shares will be voted by the management representatives in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As at the date hereof, management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

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VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is of significant importance to shareholders who do not hold their Common Shares in their own name. Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as non-objecting beneficial owners (“NOBOs”). Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as objecting beneficial owners (“OBOs”).

The Corporation is not sending the Printed Materials directly to NOBOs in connection with the Meeting but rather has delivered copies of the Printed Materials to the Intermediaries for distribution to NOBOs. With respect to OBOs, in accordance with applicable securities law requirements, the Corporation has delivered copies of the Printed Materials to the clearing agencies and Intermediaries for distribution to OBOs. The Corporation intends to pay for Intermediaries to deliver the Printed Materials and Form 54-101F7 - Request for Voting Instructions made by Intermediary to Non-Registered Holders.

Request for Voting Instructions Made by Intermediary to OBOs.

Intermediaries are required to forward the Printed Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Printed Materials to the Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Printed Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed and must be deposited with the Corporation’s registrar and transfer agent. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to TSX Trust Company, Attention: Proxy Department, at 100 Adelaide Street West, Suite 301, M5H 4H1; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or voting instruction form is to be delivered.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, of which 253,470,620 Common Shares were issued and outstanding as of the Record Date (as defined below).

The close of business on March 20, 2019 has been fixed as the record date (the “Record Date”) for the determination of shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof.

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof. The Corporation will prepare, or cause to be prepared, a list of shareholders (“Shareholders List”) entitled to receive notice of the Meeting not later than 10 days after the Record Date. At the Meeting, the holders of Common Shares shown on the Shareholders List will be entitled to one vote per Common Share shown opposite their names on the Shareholders List.

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 5% of the total number of the issued and outstanding Common Shares for the time being enjoying voting rights at such meeting.

As of the date hereof, the only persons or companies known by the Corporation to own beneficially, or control or direct, directly or indirectly, more than 10% of the Common Shares are as follows:

Name	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Outstanding Common Shares
Arthur Richards Rule IV (1)	26,370,827	10.40%

Notes:

(1)	Arthur Richards Rule IV, a director of the Corporation, owns 299,167 Common Shares directly, owns or holds 25,964,845 Common Shares indirectly and exercises direction or control over 500 Common Shares on behalf of Ethan Lewis, 500 Common Shares on behalf of Nicholas Lewis, 340 Common Shares on behalf of Katherine Lewis, 15,000 Common Shares on behalf of the Lewis Family Trust, 60,000 Common Shares on behalf of the Young Marital Trust, 30,030 Common Shares on behalf of Bonnie Rule, and 445 Common Shares on behalf of Corinne Coury. The information provided above is based on information obtained from Mr. Rule's public filing made on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2018, together with the auditors' report thereon and the annual management’s discussion and analysis, will be presented to the shareholders at the Meeting for their consideration.

2.	Election of Directors

The Articles of the Corporation provide that the Board shall consist of a minimum of one and a maximum of ten directors. The Board has the authority to fix the number of directors within these limits. The Board has set the number of directors at five. Each nominee for election as a director is currently a director of the Corporation. The term of each of the Corporation’s present directors expires at the Meeting and each director elected at the Meeting will hold office until the next annual general meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the Corporation’s by-laws or governing legislation.

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The Corporation's by-laws provide for advance notice of nominations of directors in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a requisition to call a meeting of shareholders made pursuant to the provisions of the Business Corporations Act (Ontario) (the “Act”); or (b) a shareholder proposal made pursuant to the provisions of the Act (collectively, the “Advance Notice Requirement”). Among other things, the Advance Notice Requirement fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. In the case of an annual meeting of shareholders, notice to the Corporation must be given not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. However, if the Corporation relies on the Notice-and-Access Provisions for the delivery of proxy-related materials for an annual general or special meeting and the initial public announcement is not less than 50 days before the date of the meeting, notice must be made not less than 40 days prior to the date of the meeting. The Board may, in its discretion, waive any requirement of the Advance Notice Requirement. The purpose of the Advance Notice Requirement is to treat all shareholders fairly by ensuring that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and sufficient information with respect to all nominees and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Requirement should assist in facilitating an orderly and efficient meeting process. A copy of the Corporation's by-laws is available under its profile on SEDAR at www.sedar.com.

The persons named in the enclosed form of proxy intend to vote “for” the election of each of the below-named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any of the nominees named below will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Shareholders can vote or withhold from voting on the election of each director on an individual basis. The Board has adopted a policy which requires voting with respect to the election of directors at any meeting of shareholders to be by individual nominee as opposed to by slate of directors, that is, shareholders will be asked to vote in favour of, or withhold from voting, separately for each nominee.

On March 25, 2014, the Board adopted a majority voting policy (the “Majority Voting Policy”) effective July 1, 2014 and amended on March 1, 2017 and March 6, 2018. Under the Majority Voting Policy, a director nominee who is elected in an uncontested election with a greater number of votes “withheld” than votes “for” will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will be expected to provide forthwith his or her resignation to the Chair of the Board for the consideration by the Corporate Governance and Compensation Committee of the Board (the “CGC Committee”). The CGC Committee shall consider the resignation offer and shall recommend to the Board whether or not to accept it. Such director will not participate in any CGC Committee or Board deliberations regarding the resignation offer. Unless extenuating circumstances apply, the CGC Committee shall be expected to accept the resignation. The Board shall act on the CGC Committee’s recommendation within 90 days of the date of the shareholders’ meeting at which the election occurred. The Board shall be expected to accept the resignation except in situations where extenuating circumstances would warrant the applicable director continuing to serve on the Board. Following the Board’s decision on the resignation, the Board will promptly disclose, by way of a press release, its decision (together with an explanation of the process by which the decision was made and, if applicable, the reason(s) for rejecting the tendered resignation). The resignation will be effective when accepted by the Board. The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on the Corporation's website at www.sprott.com.

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The following table sets out the name of each person proposed to be nominated for election as a director at the Meeting, all offices of the Corporation now held by such person, his or her principal occupation, the period of time for which he or she has been a director of the Corporation, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person and the number of deferred share units (“DSUs”) held by such person as at the date hereof. Biographical information for each nominee is also provided below.

Name, Municipality and Country of Residence	Position(s) with the Corporation	Principal Occupation	Director Since	Common Shares beneficially owned, or controlled or directed, directly or indirectly(1)	DSUs(2)
Ronald Dewhurst(3) Victoria, Australia	Director	Corporate Director	2017	—	82,234
Peter Grosskopf Ontario, Canada(4)	Chief Executive Officer ("CEO") and Director	CEO of the Corporation and CEO of Sprott Resource Lending Corp. ("SRLC")	2010	5,659,425	—
Sharon Ranson(5) Ontario, Canada	Director	President of The Ranson Group Inc. (executive coaching and consulting services firm)	2014	250,000	258,027
Arthur Richards Rule IV(6) California, United States	Director	President and CEO of Sprott U.S. Holdings Inc. ("Sprott US")	2011	26,370,827	—
Rosemary Zigrossi(3)(5) Ontario, Canada	Director	President, Odaamis Inc. (consulting services firm)	2014	35,000	131,058

Notes:

(1)	The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders.
(2)	For further information concerning the Corporation’s DSU Plan (as defined below), see “Director Attendance and Compensation - Deferred Share Unit Plan”.
(3)	Member of the CGC Committee.
(4)	777,425 of such Common Shares have been designated for the account of Mr. Grosskopf under the EPSP (as defined below) and, as at the date hereof, 265,971 of such Common Shares designated under the EPSP have not yet vested.
(5)	Member of the Audit Committee (as defined below).
(6)	273,963 of such Common Shares have been designated for the account of Mr. Rule under the EIP (as defined below) and, as at the date hereof, all of these Common Shares designated under the EIP have vested.

Except as noted below, each of the foregoing directors and officers has held the same principal occupation for the previous five years.

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Ronald Dewhurst

Ron Dewhurst has spent 40 years spread across the investment banking and asset management industries. He has lived approximately half of his career outside his native Australia working in Hong Kong, the United Kingdom and the United States of America. Ron has held leadership roles as CEO of Australian Investment Bank ANZ McCaughan Ltd., Managing Director of Australian asset manager IOOF Holdings Ltd., Head of Americas for J.P. Morgan Asset Management, and Executive Vice President and Head of Global Investment Managers for Legg Mason Inc. based in the U.S. Over the years Ron has held a number of board roles including Australian United Investment Company, IOOF Holdings Ltd., Orchard Petroleum Ltd., Rhinomed Ltd., One Vue Holdings, The National Gallery of Victoria and The Breast Cancer Network of Australia.

Peter Grosskopf

Peter Grosskopf assumed the role of CEO of the Corporation in September 2010. Mr. Grosskopf has over 30 years of experience in the financial services industry and an extensive background as an advisor and underwriter to companies in a wide variety of sectors. In addition to his role at the Corporation, he also serves as CEO, Managing Director and a director of SRLC, CEO of Sprott Consulting GP Inc. and President and a director of Sprott Consulting LP (“SCLP”). Prior to joining the Corporation, he was President of Cormark Securities Inc. ("Cormark"). Over the course of his career, Mr. Grosskopf has established a track record of successfully building and growing businesses. Prior to joining Cormark, Mr. Grosskopf was one of the co-founders of Newcrest Capital Inc., which was acquired by the TD Bank Financial Group in 2000. Mr. Grosskopf is a CFA® charterholder, holds the ICD.D designation and earned an Honours Degree in Business Administration and a Masters of Business Administration, both from the Richard Ivey School of Business at the University of Western Ontario.

Sharon Ranson

Sharon Ranson is a corporate director and President of The Ranson Group Inc., a company offering executive coaching and consulting services. Ms Ranson also currently serves as a director of Echelon Financial Holdings (TSX:EFH), Fire and Flower Inc. (TSX-V:FAF.V), Spark Power Corp. (TSX: SPG), Continental Bank of Canada, Borrowell Inc. and the Toronto Investment Board. Her volunteer roles include Chair of the Nominating Committee for the Public Sector Pension Investment Board (PSPIB), the Advisory Board for the Smith School of Business, Queen's University and the Campaign Cabinet for the YMCA of GTA. Prior to founding her current business in 2002, Ms. Ranson spent over 20 years in capital markets where she was a top ranked Financial Services Analyst and a senior Portfolio Manager. Ms. Ranson is an FCPA, FCA and holds the ICD.D designation. She graduated from Queen’s University with a Bachelor of Commerce and holds a MBA from York University.

Arthur Richards Rule IV

Arthur Richards “Rick” Rule IV has over 43 years of experience in natural resource investing. He founded Global Resource Investments, Ltd. (now called Sprott Global Resources Investments, Ltd. (“SGRIL”)), a full service U.S. brokerage firm that specializes in natural resource companies, in 1993, Resource Capital Investment Corp. (“RCIC”), a manager of pooled investment vehicles that invest in natural resource companies, in 1998, and Terra Resource Investment Management (now Sprott Asset Management USA Inc. (“SAM USA”)), a registered investment advisor that provides segregated managed accounts, in 2006. At SGRIL, Mr. Rule leads a team that features professionals trained in resource related disciplines, such as geology and engineering, who work together to evaluate investment opportunities. Mr. Rule is the co-portfolio manager for the RCIC limited partnerships and also advises some of the SAM USA investment platforms. He is a leading American retail broker specializing in mining, energy, water utilities, forest products and agriculture.

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Rosemary Zigrossi

Rosemary Zigrossi is a consultant to small to medium sized companies and serves as a corporate director. Prior to this, Ms. Zigrossi was a Director at Promontory Financial Group Canada (“Promontory”) and involved in advising clients in the asset management and banking industries in the area of risk management, regulatory compliance and governance. Prior to joining Promontory, Ms. Zigrossi was at the Ontario Teachers’ Pension Plan ("OTPP") where she held various roles including Vice President, Asset Mix and Risk; Vice President, Venture Capital and Private Equity; and Controller. Prior to joining OTPP, Ms. Zigrossi was an Assistant Vice President at J.P. Morgan (Canada) and former auditor with KPMG. Ms. Zigrossi currently serves on the board of directors of Russell Investments Corporate Class Inc., is a member of the Investment Committee of Sustainable Development Technology Corporation and a member of the Capital Markets Advisory Committee of the IFRS. She is a former member of the board of the Business Development Bank of Canada, Canadian Venture Capital Association, McMichael Canadian Art Collection and a number of privately held companies and a past governor of Trent University. Ms. Zigrossi is a Chartered Professional Accountant (CPA, CA) and Chartered Financial Analyst (CFA). She holds the ICD.D designation, graduated from the University of Toronto with a Bachelor of Commerce and attended the Harvard Business School’s Program for Management Development.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director, CEO or Chief Financial Officer ("CFO") of any company (including the Corporation) that was subject to (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days issued while that person was acting in such capacity or issued thereafter but resulted from an event that occurred while that person was acting in such capacity.

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions and Personal Bankruptcies

To the knowledge of the Corporation, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

To the knowledge of the Corporation, no proposed director has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Indemnification

No indemnification under section 136 of the Business Corporations Act (Ontario) was paid or became payable in 2018.

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3.       Appointment of Auditors

KPMG LLP was appointed as the Corporation's auditors effective as of January 1, 2016. Management proposes to re-appoint KPMG LLP, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5, as auditors of the Corporation and to authorize the Board to fix the auditors’ remuneration and terms of engagement.

In the absence of a contrary specification made in the form of proxy, the persons named in the enclosed form of proxy intend to vote “for” the re-appointment of KPMG LLP as auditors of the Corporation and to authorize the Board to fix their remuneration and terms of engagement.

CORPORATE GOVERNANCE

Board of Directors

The Board is currently comprised of six directors, the majority of whom are independent directors. The following are the Corporation’s independent directors: Ronald Dewhurst, Jack C. Lee, Sharon Ranson and Rosemary Zigrossi. The following directors are not independent: Peter Grosskopf (who is CEO of the Corporation; CEO, Managing Director and a director of SRLC, a wholly-owned subsidiary of the Corporation; CEO of Sprott Consulting GP Inc., a wholly-owned subsidiary of the Corporation; and President and a director of SCLP, a wholly-owned subsidiary of the Corporation); and Arthur Richards Rule IV (who is President and CEO of Sprott US, a wholly-owned subsidiary of the Corporation, co-Portfolio Manager of the RCIC limited partnerships and advisor on some of SAM USA's investment platforms).

As noted above, the Chair of the Board is Jack C. Lee, an independent director who has served on the Board since March 10, 2008. The Chair of the Board is responsible for overseeing the performance by the Board of its duties, communicating periodically with committee chairs regarding the activities of their respective committees, and ensuring the Board functions in a cohesive manner and providing the leadership essential to achieve this. As Mr. Lee will not stand for re-election at the Meeting, it is anticipated that Mr. Dewhurst will be appointed Chair of the Board if he is elected as a director.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Rather, a portion of each meeting is set aside for meetings of the independent directors, if requested. During the course of a Board meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors will request that members of management leave the meeting, and the independent directors then meet in camera. The independent directors communicate with each other on an informal basis throughout the year. At each of its meetings, the Audit and Risk Management Committee (the "Audit Committee") members (who are all independent directors) meet without members of management in attendance.

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its two standing committees: the Audit Committee and the CGC Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature.

Certain of the directors are also directors (or equivalent) of other reporting issuers as set forth below:

Name	Reporting Issuer
Jack C. Lee	Alaris Royalty Corp.
Sharon Ranson	Echelon Financial Holdings Inc.; Fire and Flower Inc.; and Spark Power Corp.
Arthur Richards Rule IV	Sprott Resource Holdings Inc.

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Board Mandate

The Board has adopted a written mandate that acknowledges its responsibility for the stewardship of the business and affairs of the Corporation. The Board reviews and assesses the adequacy of the Board mandate at least annually or otherwise, as it deems appropriate, and makes any necessary changes. A copy of this mandate is attached to this Circular as Schedule “A”.

Position Descriptions

The Board is responsible for: (i) developing position descriptions for the Chair of the Board, the lead director, if applicable, the chair of each Board committee and, together with the CEO of the Corporation, the CEO of the Corporation (which includes delineating management’s responsibilities); (ii) developing and approving the corporate goals and objectives that the CEO of the Corporation is responsible for meeting; and (iii) developing a description of the expectations and responsibilities of the Corporation’s directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

The Board has developed written position descriptions for the Chair, the lead director and the chair of each Board committee. In addition, the Board has developed a written position description for the CEO which delineates the role and responsibilities of such officer. The CEO is specifically charged with the responsibility of managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board.

Orientation and Continuing Education

The Board is responsible for: (i) ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation's business; and (ii) providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation's business remains current. Each member of the Board is provided with copies of all of the mandates of the Board (and its committees) as well as all governance-related policies of the Corporation. In order to provide members of the Board with a more comprehensive understanding of the operations of the group, each senior portfolio manager and other senior executives are provided with an opportunity to present to the Board at a regularly scheduled meeting. Board members are also encouraged to contact the CEO, the CFO or the General Counsel of the Corporation should they have any specific questions or concerns.

The Board does not have a formal continuing education program for its directors. All directors are encouraged to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters. Each current member of the Board is an experienced director who is aware of his or her responsibility to maintain the skill and knowledge necessary to meet his or her obligations as a director. Directors have the resources to engage outside consultants to review matters on which they feel they require independent advice.

Ethical Business Conduct

The Board has approved policies and procedures (collectively, the “Policies”) designed to ensure that the Corporation operates with the highest ethical and moral standards “best practices”, including the Code of Business Conduct and Ethics (the "Code") which is available on SEDAR at www.sedar.com and the Corporation's website at www.sprott.com. The Board is ultimately responsible for the implementation and administration of the Code and has designated the General Counsel and Corporate Secretary as well as the CFO of the Corporation for the day-to-day implementation and administration of the Code. The Policies include (i) a whistleblower policy, to ensure that the Corporation, its subsidiaries, directors, officers and employees comply with all applicable legal and regulatory requirements relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance and other matters pertaining to fraud against the Corporation and its shareholders; and (ii) an insider trading policy, to ensure that the Corporation, its subsidiaries, directors, officers and employees comply with, or do not violate, insider trading obligations or restrictions under applicable securities laws. The directors of the Corporation encourage and promote an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to employees, directors and officers to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical conduct. Sprott Asset Management LP ("SAM"), Sprott Capital Partners LP (“SCP”), SAM USA and SGRIL also have written policies and procedures that establish strict rules for professional conduct and management of conflicts of interest. Where a director or executive officer of the Corporation has a material interest in a transaction or agreement under consideration by the Corporation, such director or executive officer must declare his or her interest and, in the case of a director, recuse himself or herself from deliberations and voting on the matter in compliance with the Act.

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Nomination of Directors

In connection with the nomination or appointment of individuals as directors, the Board is responsible for: (i) considering what competencies and skills the Board, as a whole, should possess; (ii) assessing what competencies and skills each existing director possesses; and (iii) considering the appropriate size of the Board, with a view to facilitating effective decision making, all with regard to their Diversity. “Diversity” refers to any characteristic that can be used to differentiate groups and people from one another. Diversity includes, but is not limited to, characteristics such as gender, geographical representation, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age, disability, and industry experience and expertise. See also “Corporate Governance - Diversity on the Board and in Executive Officer Positions” below. The Board will also consider the advice and input of the CGC Committee.

The CGC Committee is responsible for establishing and recommending to the Board qualification criteria for the selection of new directors to serve on the Board and for implementing a procedure to reasonably identify, with as much advance notice as practicable, impending vacancies on the Board, so as to allow sufficient time for recruitment and introduction of proposed nominees to existing members of the Board. The CGC Committee works with the Chair of the Board to identify and recommend individuals qualified to become Board members, consistent with the Corporation's Diversity Policy and criteria approved by the Board. See "Corporate Governance - Diversity on the Board and in Executive Officer Positions" below for further details regarding the Corporation's Diversity Policy. See “Corporate Governance - Corporate Governance and Compensation Committee” below for further details regarding the CGC Committee, including its members and responsibilities.

Board Evaluation

The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. These assessments consider, in the case of the Board or a committee thereof, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board. The Chair of the CGC Committee canvasses the directors individually for both self-assessment and assessment of the Board as a whole. Such findings are aggregated and reported to the CGC Committee and the Board, along with any recommendations which may arise.

Audit and Risk Management Committee

The Board has established an Audit Committee that is currently comprised of Sharon Ranson (Chair), Jack C. Lee and Rosemary Zigrossi. All members of the Audit Committee are independent and non-executive directors of the Corporation and meet the independence and financial literacy requirements of National Instrument 52-110 - Audit Committees (“NI 52-110”). See “Particulars of Matters to be Acted Upon - Election of Directors” for a biographical description of each member of the Audit Committee. It is anticipated that Ms Ranson will be re-appointed Chair of the Audit Committee if she is elected a director and Mr. Dewhurst and Ms Zigrossi will be appointed members of the Audit Committee if they are elected as directors.

For further information regarding the Audit Committee, see the section entitled "Audit and Risk Management Committee Information" in the Corporation’s Annual Information Form for the financial year ended December 31, 2018 (the "AIF") as well as Appendix "A" to the AIF (collectively, the "AIF Audit Committee Disclosure"). The AIF Audit Committee Disclosure is incorporated by reference into, and forms an integral part of, this Circular. The AIF is available on SEDAR at www.sedar.com. The Corporation will, upon request at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Attention Chief Financial Officer, promptly provide a copy of the AIF free of charge to any securityholder of the Corporation.

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Corporate Governance and Compensation Committee

The Board has established a CGC Committee comprised of Ronald Dewhurst (Chair), Jack C. Lee and Rosemary Zigrossi, all of whom are independent directors within the meaning of Section 1.4 of NI 52-110. The CGC Committee previously operated as two separate committees: the Human Resource and Compensation Committee (the "HRC Committee") and the Corporate Governance and Nominating Committee (the "CGN Committee"). On March 6, 2018, the Board resolved to combine these two committees and form the CGC Committee. It is anticipated that Mr. Dewhurst will be re-appointed Chair of the CGC Committee if he is elected a director and Ms Ranson and Ms Zigrossi will be appointed members of the CGC Committee if they are elected as directors. All members of the CGC Committee have direct experience that is relevant in their responsibilities in executive compensation.

The overall purpose of the CGC Committee is to assist the Board (i) in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Corporation; (ii) by establishing the process for identifying, recruiting, appointing and/or providing ongoing development for directors of the Corporation; and (iii) in fulfilling its oversight responsibilities in relation to human resources and compensation by developing, monitoring and assessing the Corporation’s approach to the development and succession of key executives and the compensation of its directors, senior management and employees.

Corporate governance responsibilities include reviewing the mandates of the Board and its committees; periodically reviewing and evaluating the performance of all directors, committees and the Board as a whole; recommending new candidates for Board membership, making recommendations to the Board regarding the size and composition of the Board and qualification criteria for the selection of new Board members and ensuring that appropriate orientation and education programs are available for new Board members; reviewing annually the membership and chairs of all committees of the Board; and reviewing annually and recommending retainers and fees paid to Board members. Human resources and compensation responsibilities include recommending to the Board candidates for CEO, President and all other senior management positions and approving the terms of their appointment and termination or retirement; reviewing succession planning programs for the CEO, President and all other senior management and specific career planning for potential successors; reviewing, in consultation with the Chair of the Board, and recommending to the Board for approval, the remuneration of the Corporation’s CEO and other senior executive officers; reviewing and recommending to the Board for approval, on an annual basis, the corporate goals and objectives for the CEO and evaluating the CEO's performance against such goals and objectives; reviewing and, if advisable, approving compensation for any newly hired individual whose total annual compensation (including salary, bonus and any other incentive compensation) exceeds $1 million; and determining (or delegating the authority to determine) and recommending to the Board for approval awards of Options under the 2016 Amended and Restated Stock Option Plan (the "Option Plan") as well as awards under the Corporation's 2011 Employee Profit Sharing Plan (the "EPSP") and the Corporation's 2011 Equity Inventive Plan for U.S. Service Providers (the "EIP"), respectively. See also “Executive Compensation - Compensation Discussion and Analysis - Executive Compensation Governance Compensation Process”.

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Director Term Limits and Other Mechanisms of Board Renewal

Three of the six current directors were elected or appointed within the past one to four years. The Corporation has not adopted term limits for members of the Board, but facilitates Board renewal by reviewing and evaluating the performance and independence of directors and committees annually and seeks to foster a balance between new perspectives and the experience of seasoned Board members. The Corporation believes a policy imposing a term limit or an arbitrary retirement age would discount the value of experience and unnecessarily deprive the Corporation of the contribution by directors who have developed a deep knowledge of the Corporation over time.

Diversity on the Board and in Executive Officer Positions

The Board has adopted a written diversity policy (the "Diversity Policy"), which recognizes the Corporation's commitment to a merit based system for the composition of its Board and senior management, within a diverse and inclusive culture that solicits multiple perspectives and views, free of conscious or unconscious bias and discrimination.

The Corporation recognizes and embraces the benefits of having diversity on the Board and in senior management. Diversity is important to ensure that members of the Board and senior management possess the necessary range of perspectives, experience and expertise required to achieve the Corporation’s objectives and deliver for its stakeholders. The Corporation believes that diversity mitigates the risk of group think, ensures that the Corporation has the opportunity to benefit from all available talent and enhances, among other things, its organizational strength, problem-solving ability and opportunity for innovation.

In the Diversity Policy, “diversity” refers to any characteristic that can be used to differentiate groups and people from one another. It includes, but is not limited to, characteristics such as gender, geographical representation, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age, disability, and industry experience and expertise.

It is an objective of the Diversity Policy that diversity be considered in determining the optimal composition of the Board. In reviewing Board composition and identifying suitable candidates for Board appointment or nomination for election to the Board, candidates will be selected based on merit and against objective criteria. Accordingly the Corporation does not have a formal target regarding women on the Board, but due regard will be given within the appointment or nomination process to the benefits of diversity in order to enable the Board to discharge its duties and responsibilities effectively.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the appropriate competencies and skills can play in contributing to diversity of perspective in the boardroom. Although the Corporation does not have a formal target regarding women on the Board, the selection process for new Board nominees involves ensuring at least one female candidate is included on the short-list identifying potential Board nominees. If, at the end of the selection process, no female candidates are selected, the Board must be satisfied that there are objective reasons to support this determination.

Upon adoption of the Corporation's diversity policy and currently, the Board includes two female members, representing approximately 33% of the Board.

It is also an objective of the Corporation's diversity policy that diversity be considered in connection with succession planning and the appointment of members of the Corporation's senior management. The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the appropriate competencies and skills can play in contributing to diversity of perspective in senior management positions. The Corporation does not have a formal target regarding women in executive positions because the Board does not believe that targets necessarily result in the identification or selection of the best candidates. However, in order to promote the specific objective of gender diversity in senior management, the Corporation (i) continues to implement policies which address impediments to gender diversity in the workplace and review their availability and utilisation; (ii) proactively identifies high-potential women for leadership training programs and encourages them to apply for more senior roles; (iii) has developed flexible scheduling programs and other family friendly policies for mid-career women to assist with recruitment and retention; (iv) regularly reviews the proportion (in percentage terms) of persons at all levels of the Corporation who are women; (v) monitors effectiveness of, and continues to expand on, existing initiatives designed to identify, support and develop talented women with senior management potential; and (vi) continues to identify new ways to entrench diversity as a cultural priority across the Corporation.

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Female representation in senior management at the Corporation includes the CFO of SAM and SCP, the Chief Compliance Officer ("CCO") of SCP, the Managing Director, Marketing and the Director of Human Resources, representing approximately 20% of senior management. Other senior positions are occupied by members of visible minorities.

DIRECTOR ATTENDANCE AND COMPENSATION

The Board meets regularly to review the activities and financial results of the Corporation and as necessary to review and consider significant impending actions of the Corporation. The Board met formally 5 times during 2018 and twice since the end of 2018. The attendance record of each director for all Board and committee meetings held since January 1, 2018 is as follows:

Name of Director	Board Meetings (Attended/Held)(1)	Audit Committee Meetings (Attended/Held)(2)	CGC Committee Meetings (Attended/Held)(3)
Ronald Dewhurst(4)	7/7	—	8/8
Peter Grosskopf	7/7	—	—
Jack C. Lee(5)	7/7	5/5	6/6
Sharon Ranson	7/7	5/5	1/1
James T. Roddy(6)	1/1	1/1	—
Arthur Richards Rule IV	7/7	—	—
Rosemary Zigrossi	7/7	5/5	7/7

Notes:

(1)	Includes Board meetings held on January 29, 2019 and February 27, 2019.
(2)	Includes an Audit Committee meeting held on February 27, 2019.
(3)	The CGC Committee previously operated as two separate committees: the HRC Committee and the CGN Committee. On March 6, 2018, the Board resolved to combine these two committees and form the CGC Committee. The above chart includes HRC Committee and CGN Committee meetings held on March 1, 2018 and CGC Committee meetings held on January 29, 2019 and February 27, 2019.
(4)	Mr. Dewhurst was appointed as the Chair of the CGC Committee effective March 6, 2018.
(5)	Mr. Lee, in his capacity as Chair of the Board, also sat as an ex officio member of the Audit Committee, CGN Committee and HRC Committee between May 10, 2017 and March 6, 2018. On March 6, 2018, Mr. Lee was appointed as a member of the Audit Committee and the CGC Committee. The above numbers do not include his attendance at each meeting at which he served as an ex officio member.
(6)	Mr. Roddy resigned as a director of the Corporation on March 6, 2018.

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Director Compensation Table

The following table shows all compensation (before taxes and other statutory withholdings) provided to the directors of the Corporation (other than the directors who were also Named Executive Officers ("NEOs") and for whom information is shown in the tables for NEOs below) for the year ended December 31, 2018.

Name(1)	Fees Earned ($)(2)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Pension value ($)	Total ($)
Jack C. Lee	200,000	—	—	—	—	—	200,000
Sharon Ranson	151,490	—	—	—	—	—	151,490
Ronald Dewhurst	142,740	—	—	—	—	—	142,740
Rosemary Zigrossi	110,000	—	—	—	—	—	110,000
James T. Roddy(3)	29,792	—	—	—	—	—	29,792

Notes:

(1)	Peter Grosskopf, CEO of the Corporation and CEO of SRLC, and Arthur Richards Rule IV, President and CEO of Sprott US, are also directors of the Corporation. Messrs. Grosskopf’s and Rule’s compensation in respect of the Corporation is fully disclosed in the Summary Compensation Table below dealing with the compensation of NEOs. Messrs. Grosskopf and Rule did not receive any additional compensation from the Corporation for their services as directors of the Corporation.
(2)	As noted below, each eligible director shall have the right, but not the obligation, to elect once each calendar year to receive all or 50% of such director's annual retainer for the immediately succeeding year in the form of DSUs. Ms. Ranson elected to receive DSUs in respect of $75,745 of her $151,490 in director fees earned for the year ended December 31, 2018. Mr. Lee elected to receive all of his directors fees earned for the year ended December 31, 2018 in the form of DSUs. Mr. Roddy, Mr. Dewhurst and Ms. Zigrossi each elected to receive all of their director fees earned for the year ended December 31, 2018 in cash. A portion of the director fees earned in DSUs during the year ended December 31, 2018 were granted on January 15, 2019.
(3)	Mr. Roddy resigned as a director of the Corporation on March 6, 2018.

Each independent member of the Board is paid such remuneration for his or her services as the Board may, from time to time, determine. In addition, the Chair of the CGC Committee is authorized to approve the grant of 75,000 DSUs to each new non-executive director of the Corporation upon his or her election or appointment to the Board.

In 2017, the HRC Committee undertook a review of independent director compensation to ensure such fees remained competitive in order to attract and retain quality directors. Effective following the Corporation's annual shareholders meeting on May 12, 2017, meeting attendance fees were eliminated and the Board revised the compensation payable to independent directors of the Corporation for serving as directors of the Corporation as follows:

•	Annual retainer fee for each independent director: $110,000 (the Chair is entitled to an additional annual retainer fee of $90,000, for a total annual retainer fee of $200,000)

•	Annual retainer fee for the Chair of the Audit Committee: $40,000

•	Annual retainer fee for the Chair of the HRC Committee: $35,000

•	Annual retainer fee for the Chair of the CGN Committee: $15,000

•	Reimbursement for out-of-pocket expenses for attending Board or committee meetings

As a result of the combination of the HRC Committee and CGN Committee into the new CGC Committee on March 6, 2018, the annual retainer fees for the chairs of the HRC Committee and CGN Committee were eliminated and the Board approved a new annual retainer fee of $40,000 for the Chair of the CGC Committee.

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Deferred Share Unit Plan

In May 2012, the Corporation established the deferred share unit plan (the “DSU Plan”) for the independent directors of the Corporation. The purpose of the DSU Plan is to advance the interests of the Corporation by: (i) providing additional incentives to eligible directors, as determined by the Board, by aligning their interests with those of the Corporation’s shareholders; and (ii) promoting the success of the Corporation’s business.

The Board designates the number of DSUs granted. The issue price for each DSU is the Market Price of the Common Shares calculated as of the date of the award. “Market Price” for the purpose of the DSU Plan means the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the relevant date. In the event that the Common Shares are not then listed and posted for trading on any exchange, the Market Price in respect thereof is the fair market value of the Common Shares as determined by the reasonable application by the Board of a reasonable valuation method.

Each eligible director shall have the right, but not the obligation, to elect once each calendar year to receive all or 50% of such director’s annual retainer for the immediately succeeding year in the form of DSUs. If an eligible director does not make an election for all or part of a year, all of such director’s annual retainer for the year is paid in cash.

A participant’s account is credited with dividend equivalents in the form of additional DSUs on each dividend payment date in respect of which ordinary course cash dividends are paid on the Common Shares.

All DSUs awarded pursuant to the DSU Plan are settled in cash. Participants are entitled to payment when he or she ceases to be an eligible director of the Corporation.

The Corporation’s annual “burn rate” for shares granted under the DSU Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding shares (total number of Options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0.04% in fiscal 2016, 0.09% in fiscal 2017 and 0.05% in fiscal 2018.

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Outstanding Option-Based and Share-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each director (other than the directors who were also NEOs and for whom the identical information is shown on the comparable table for NEOs set out below) outstanding at December 31, 2018, including awards granted before the financial year ended December 31, 2018. During the financial year ended December 31, 2018, the directors earned 92,635 DSUs in director fees and were granted no option-based awards. The directors also earned 30,300 DSUs in dividend income during the financial year ended December 31, 2018 from prior DSU grants.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid or distributed ($)(2)
Jack C. Lee	50,000	6.60	November 9, 2020	—	—	—	945,339(3)
Sharon Ranson	—	—	—	—	—	—	663,129(4)
Ronald Dewhurst	—	—	—	—	25,000	64,250	147,091
Rosemary Zigrossi	—	—	—	—	—	—	336,819
James T. Roddy (5)	50,000	6.60	November 9, 2020	—	—	—	—

Notes:

(1)	Based on the December 31, 2018 TSX closing price of $2.57 per Common Share.
(2)	Valued as at December 31, 2018. Although DSUs vest immediately upon being awarded, they cannot be paid out until 30 days following the date on which an independent director ceases to be independent of the Corporation, as determined in accordance with Section 1.4 of NI 52-110.
(3)	Includes $50,000 of DSUs earned in director fees in the year ended December 31, 2018 but not granted until January 15, 2019.
(4)	Includes $18,750 of DSUs earned in director fees in the year ended December 31, 2018 but not granted until January 15, 2019.
(5)	Mr. Roddy resigned as a director of the Corporation on March 6, 2018. On the same date, the Board approved the expiry of his Options remaining at the original expiry dates thereof. Mr. Roddy was paid out all of his 94,457 DSUs earned from previous years in the amount of $313,897 on March 6, 2018.

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Incentive Plan Awards - Value Vested or Earned during the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each of the Corporation’s directors (other than the directors who were also NEOs and for whom the identical information is shown on the comparable table for NEOs set out below) for the financial year ended December 31, 2018.

Name	Option-based awards - value vested during the year ($)	Share-based awards - value vested during the year ($)	Non-equity incentive plan compensation - value earned during the year ($)
Jack C. Lee	—	237,905(1)	—
Sharon Ranson	—	103,997(2)	—
Rosemary Zigrossi	—	15,341(3)	—
Ronald Dewhurst	—	74,125(4)	—
James T. Roddy (5)	—	—	—

Notes:

(1)	Includes $200,000 of DSUs in director fees and $37,905 of DSUs earned in dividend income during the year ended December 31, 2018 from prior DSU grants. $50,000 of the $200,000 of DSUs were earned in director fees in the year ended December 31, 2018 but were not granted until January 15, 2019.
(2)	Includes $75,745 of DSUs in director fees and $28,252 of DSUs earned in dividend income during the year ended December 31, 2018 from prior DSU grants. $18,750 of the $75,745 of DSUs were earned in director fees in the year ended December 31, 2018 but were not granted until January 15, 2019.
(3)	Includes $15,341 of DSUs earned in dividend income during the year ended December 31, 2018 from prior DSU grants.
(4)	Includes $64,500 of DSUs in special grants and $9,625 of DSUs earned in dividend income during the year ended December 31, 2018 from prior DSU grants.
(5)	Mr. Roddy resigned as a director on March 6, 2018.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers (NEOs)

The following is an overview of our executive compensation policy and programs, and focuses on the following executives who appear in the compensation tables:

•	Peter Grosskopf (CEO)

•	Kevin Hibbert (Senior Managing Director ("SMD"), CFO and Co-Head of the Enterprise Shared Services Group)

•	Arthur Richards Rule IV (SMD of the Corporation and President of Sprott U.S.)

•	Tim Sorensen (Managing Director of the Corporation and CEO of SCP)

•	John Ciampaglia (SMD of the Corporation and CEO of SAM)

•	Arthur Einav (SMD, General Counsel and Co-head of Enterprise Shared Services Group)

Objectives of the Corporation’s Compensation Programs

Sprott has a number of diverse business activities, with distinct talent pools from which we hire. In order to ensure our compensation programs can attract, retain and motivate the best professionals in the marketplace, our compensation programs are tailored to the individual business units we operate; we have deliberately not adopted a “one size fits all” approach to compensation across our various divisions.

For each of our business units, we approach compensation as follows:

•	As the Corporation has grown, we have developed a core team of professionals who provide services to some or all of the operating entities within the Sprott group of companies. These “shared services” employees are rewarded by reference to the overall success of the Corporation, with a focus on their individual contributions and the external competitive environment.

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•	SAM’s strategy has been to selectively hire “best in class” portfolio managers and analysts supported by sales, trading, operations, finance and compliance personnel. We seek to align the interests of our key personnel, including the CEO of SAM, with those of the investors in the investment funds that SAM manages and, in turn, the shareholders of the Corporation. SAM's portfolio managers earn variable compensation as part of Pool 1.

•	SCP is engaged in two lines of business: (1) a merchant banking and investment banking business; and (2) investment management and administrative services to high net worth individuals and institutions. Employees of SCP engaged in merchant and investment banking are compensated primarily via a percentage of the commissions and advisory fees generated from corporate finance and advisory mandates completed. Employees of SCP engaged in investment management and administrative services are primarily compensated via a percentage of the commissions on the sale and purchase of securities on behalf of their clients. Additional variable compensation may be earned based on overall results of SCP.

•	At SGRIL and SAM USA, investment advisors are compensated primarily via a percentage of the commissions generated from the sale and purchase of securities on behalf of their clients, a fee based on the client assets they manage and a percentage of the commissions and advisory fees generated from corporate finance and advisory mandates completed. They may earn additional variable compensation based on overall corporate results.

•	At RCIC, variable compensation for senior investment employees is largely related to the earnings and performance of the funds that they manage, thereby closely aligning investment management’s interests with those of the investors in the investment funds that RCIC manages and, in turn, the shareholders of the Corporation.

Within our core competencies, we compete for a broad range of talent across the investment management, private equity and investment banking industries. As a result, we continuously review our compensation practices to ensure we provide competitive compensation for all employees, including the NEOs. Given competition to attract and retain high performing executives and professionals in the financial services industry is intense, the amount of total compensation paid to our executives must be considered in light of competitive compensation levels. When hiring new employees, compensation packages are structured so as to attract and retain such personnel. Compensation is tailored to the particular circumstances. While there are no directly comparable publicly listed companies in Canada, in 2015, with the assistance of Hugessen Consulting Inc. (“Hugessen”), a Canadian-based compensation consulting firm, we identified a “reference group” of companies against which to “benchmark” executive compensation at the Corporation. The reference group was selected based on criteria including geography, exchange-listing, asset management industry and market capitalization. Seven issuers were identified by Hugessen as public comparators: AGF Management Limited (TSX:AGF.B), Dundee Corporation (TSX:DC.A), Gluskin Sheff + Associates, Inc. (TSX:GS), Fiera Capital Corporation (TSX:FSZ), Tricon Capital Group Inc. (TSX:TCN), Guardian Capital Group Ltd. (TSX:GCG) and Senvest Capital Inc. (TSX:SEC), which group we believe remains the most relevant to us and provides some benchmark information to the CGC Committee.

We aim to pay competitive salaries but, in most cases, place a significant emphasis on variable compensation in order to align executive compensation with the financial performance of the Corporation and with long-term shareholder returns. In 2011, we implemented a deferred compensation element through the introduction of the EPSP (currently for Canadian employees) and the EIP (currently for U.S. employees). See “Securities Authorized for Issuance Under Equity Compensation Plans”.

On April 10, 2017, as a result of a strategic repositioning, SAM and SCP entered into an asset purchase agreement (the "Purchase Agreement") to sell the Corporation's Canadian diversified asset management contracts and certain of the client accounts of its Canadian private wealth business to a management group led by John Wilson, the then CEO of SAM, and James Fox, the then President of SAM, for an aggregate purchase price of approximately $46 million (the "Sale Transaction"). The Corporation undertook the Sale Transaction in order to realign resources to focus on its core competencies in precious metals, natural resources and real assets and therefore capitalize on global market opportunities in those areas. In line with this strategic repositioning, we reduced headcount by 40% to 124 employees upon the closing of the Sale Transaction and solidified our industry-leading precious metals and private resource investment teams. Senior management has also been re-positioned to better reflect the refreshed strategy of the Corporation.

With the re-alignment of the Corporation’s business strategies, a new compensation program was designed to address two key objectives: (i) the transition of share ownership from the founder, Eric Sprott, to the next generation of management and leaders tasked with driving the Corporation forward; and (ii) to better align executive and key employee interest with those of our shareholders on a more meaningful basis. As part of the implementation process new employment agreements were entered into with certain senior executives and key employees (collectively, the "Current LTIP Participants").

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Elements of Compensation

The key elements of the compensation arrangements of our executive officers, investment professionals and other key employees are set out below.

The Corporation’s compensation structure has, in the past, followed the tradition of a competitive base salary and greater participation in the profits of the Corporation primarily through cash bonuses as well as participation in the Option Plan, EPSP or EIP. There were a few exceptions to that model for certain key hires. In those exceptional circumstances and in order to attract them to the Corporation, compensation levels were guaranteed for a specified period (not to exceed two years). Those compensation structures were reviewed at the end of the specified periods and converted to the general corporate policy of competitive base pay and variable pay dependent upon long-term financial and personal performance.

Base Salary and Benefits

The base salary is the fixed portion of each NEO’s total compensation. It is designed to provide income certainty. In determining the base level of compensation for the Corporation’s executives, weight is placed on the following factors: the particular responsibilities related to the position, salaries or fees paid by companies of similar size in the industry, level of experience of the executive and overall performance, and the time which the executive is required to devote to the Corporation in fulfilling his or her responsibilities.

In addition to the base salary, we provide all employees with a benefits program that includes medical, dental, life insurance and other benefits. We believe that providing this type of program is a necessary part of our overall compensation structure to attract and retain employees in the competitive environment for professional talent. We do not provide any other perquisites to our NEOs, nor do we have any pension or other post-retirement plans.

Cash Bonus and Other Variable Compensation

As part of the overall re-alignment of the Corporation’s business in 2017, the Current LTIP Participants, with the exception of Mr. Grosskopf, agreed to receive cash bonus compensation only for extraordinary personal performance or Corporation results in exchange for a one-time Equity Grant (as defined below) under the EPSP or EIP, as applicable. In lieu of the one-time Equity Grant, Mr. Grosskopf’s existing performance-based options were also amended to align their vesting provisions with those of the Equity Grants. See “Elements of Compensation - Equity Incentives” below.

In order to further align the Corporation's business with the interest of our shareholders, we removed the discretionary bonus compensation program for all other employees. All employees, including the Current LTIP participants are now in one of three pools:

•	Pool 1 employees are capital allocators and their support staff. These employees are now paid a quarterly cash incentive based on a pre-set percentage of the net revenues they generate within their segment. This incentive pool is reduced by any base salary earned during the applicable period for such incentive pool and the value of Common Shares received under the Current LTIP program that vested during the applicable period for such incentive pool. This incentive pool was designed to motivate Pool 1 employees to allocate capital in the most optimal way that maximizes shareholder benefits while mitigating operating risks.

•	Pool 2 employees include the CEO and enterprise shared service executives. These employees are now paid from a cash incentive pool derived from a portion of the income generated above an annual EBIT margin target, subject to a minimum payout floor. This incentive pool was designed to strike an appropriate balance between motivating these employees with variable compensation incentives and ensuring their independence and objectivity while carrying out their monitoring and oversight mandates over company business operations

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•	Pool 3 employees are all other employees. As part of the transition to non-discretionary cash incentive payouts, these employees now receive an average cash bonus of 10% of their base salary. Individual bonus payments are calculated based on an overall assessment by senior management of the individual's performance and absolute and/or relative contribution. In all cases, each employee is considered separately, taking into account personal performance, relative ranking among peers (both internally and with reference to external information, where available and appropriate) and base salary. These incentives are designed to motivate employees to achieve personal business objectives, to be accountable for their relative contribution to the Corporation’s performance, as well as to attract and retain quality personnel.

Equity Incentives

We intend to continue to structure our compensation programs to attract, retain and motivate executives and investment professionals of the highest level of quality and effectiveness. We are focused on rewarding the types of performance that increase long-term shareholder value, including growing our assets under management, retaining investors in the Sprott funds, developing new investor relationships, improving operational efficiency and managing risks. In order to improve our ability to retain talent and to further align the interest of employees and those of our shareholders, as noted above, the Corporation established the Option Plan, to attract, retain and motivate our employees while aligning their interests with that of our shareholders. Grants of Options pursuant to the Option Plan are approved by the Board upon the recommendation of the CGC Committee. See “Securities Authorized for Issuance Under Equity Compensation Plans - Equity Compensation Plan Information as at December 31, 2018 - Option Plan”. In 2011, we introduced the EPSP and EIP whereby a portion of the bonus allocated to certain employees are paid by way of Common Shares or other forms of equity compensation such as restricted share units ("RSUs"). The Common Shares are either purchased in the open market or issued from treasury in the case of the EIP and are available to the relevant employees over a specified vesting period. When considering grants pursuant to the EPSP and the EIP, an appropriate portion of the bonus is allocated to equity compensation to incentivize and to better align the interests of the employees with those of the shareholders.

Pre-2017 LTIP

Beginning in late 2014 and throughout 2015, the HRC Committee undertook a detailed review of the organization’s compensation programs. As a result of this exercise, in 2016 the HRC Committee with the assistance of Hugessen, negotiated with each of Messrs Grosskopf, Wilson (the then CEO of SAM), Fox (the then President of SAM) and Hibbert new employment agreements and compensation packages which aligned each of their interests more closely with those of the Corporation’s shareholders. The revised compensation packages included long-term and performance-based vesting schedules through the year 2020 (the "Pre-2017 LTIP").

Current LTIP

Since the strategy of the Corporation was refocused and a new executive committee was selected to execute and manage the strategy in 2017, the Corporation's long term incentive plan was also restructured to incent and align the management and employee base with the new strategy and its expected future results. The employees who left the Corporation as a result of the Sale Transaction, including Messrs. Wilson and Fox, forfeited their unvested entitlements under the Pre-2017 LTIP, which consisted primarily of Common Shares held within the EPSP. The Company has restructured the new long term incentive plan with the objective of further cementing management and key employee alignment with shareholders by setting more stringent and performance-based goals than the predecessor program (the "Current LTIP"). In particular, rather than “static” performance conditions set at the time of the grant or time-based only vesting, more dynamic performance conditions were implemented whereby the thresholds included not only a time-based component, but also a performance-based threshold that is subject to ongoing annual review and determination on an annual basis. Moreover, the performance thresholds are not cumulative. Instead, a particular tranche of equity only vests and is earned if that year’s overall corporate performance threshold and/or individual performance goals are met. Otherwise, the employee will forfeit the relevant portion of his or her grant.

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Plan Feature	Pre-2017 LTIP	Current LTIP

Vesting	Three to four years	Five years
Performance Condition	"Static" performance conditions (targets set at inception)	"Dynamic" performance conditions (targets set annually)
	Cumulative (could be earned at any point in the three to four years)	Non-cumulative (corporate and individual targets set annually)
Annual Incentive Plan Impact	No impact	Reduced
Forfeiture Risk	Low (limited forfeiture triggers)	High (multiple forfeiture triggers)

Pursuant to the Current LTIP, the Current LTIP Participants agreed to receive cash bonus compensation only for extraordinary personal performance or Corporation results in exchange for a one-time grant of Common Shares through the EPSP (for Canadian participants) and RSUs through the EIP (for U.S. participants) (the "Equity Grant"). Henceforth, the Current LTIP Participants will only be awarded cash incentives in the event of “extraordinary performance” that is meaningful to the Corporation as assessed by the CEO in partnership with the CGC Committee. The Equity Grant has a vesting period of five years, with 15% of the Equity Grant vesting on August 31, 2017 and 21.25% for each year thereafter through to December 31, 2021. Vesting of each annual tranche is conditional upon the achievement by the Corporation of a performance threshold as determined by the Board for the relevant fiscal year (the “Performance Threshold”) and achievement by the employee of certain performance milestones for the relevant fiscal year (the “Performance Milestones”) as established by the Board with respect to the CEO and by the CEO with respect to the other Current LTIP Participants. The Performance Threshold for 2017 was determined by the Board to have been achieved; the Performance Threshold for fiscal 2018 was set at a 35% earnings before interest and taxes (EBIT) margin and was determined by the Board to have been achieved; and the Performance Threshold for fiscal 2019 is set at a 35% EBIT margin. Dividends on granted Common Shares or RSUs, as applicable, will accrue to the employees commencing on the grant date. In the case of Mr. Grosskopf, in lieu of an Equity Grant, his existing performance-based stock options were amended so that vesting of such options is similarly subject to a Performance Threshold and Performance Milestones. See "Employment Agreements, Termination and Change of Control Benefits". Participation in this program was conditional upon the execution and delivery of a new employment agreement between the relevant Sprott entity and each executive or key employee participating in the program. See "Executive Compensation - Employment Agreements, Termination and Change of Control Benefits".

We believe these incentive arrangements will better motivate executives to achieve long-term sustainable business results, align their interests with those of the shareholders, attract and retain executives and make our executives partners and owners of the Corporation over time. For further details concerning the compensation paid to the NEOs, see the “Summary Compensation Table”.

Executive Compensation Governance

CGC Committee

The CGC Committee periodically reviews and approves our compensation policies and practices. For further information concerning the CGC Committee, see “Corporate Governance - Corporate Governance and Compensation Committee”.

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Scorecards

In 2018, the CGC Committee, together with the CEO of the Corporation, developed a new set of individualized scorecards for all senior executives. Each scorecard sets out (i) an individualized set of quantitative and/or qualitative annual target Performance Milestones which must be achieved for the applicable tranche of the Equity Grant to vest in that year; and (ii) an individualized set of quantitative annual target milestones which must be achieved in order for a cash award to be made for "extraordinary performance". For qualitative metrics, the CGC Committee set appropriate methods of evaluation to determine whether a specific metric had been met. The CGC Committee believes that the use of scorecards enhances transparency and better aligns executive compensation with the Corporation’s fiscal year performance. The CGC Committee, together with the CEO of the Corporation, reviews and revises the scorecards on an annual basis.

In making compensation recommendations for our other investment professionals and senior employees, in addition to the objective criteria referenced herein, the CGC Committee relies on the CEO and other executive officers of the Corporation to make recommendations based on their judgment of the performance and contribution of the relevant individual. The first step involves an analysis of the Corporation's performance against budget and on a year-over-year basis. From there, consideration is given to individual employee performance. A detailed formal bonus proposal is presented by management to the CGC Committee (on both a segment-by-segment and employee-by-employee basis). The CGC Committee reviews and discusses such recommendations with the CEO and, if determined to be appropriate, recommends approval by the Board. The CGC Committee performs an annual reassessment of the programs each year in connection with year-end compensation decisions. See “Corporate Governance - Corporate Governance and Compensation Committee”.

Compensation Risk Management

The CGC Committee recognizes that certain elements of compensation could promote unintended inappropriate risk-taking behaviors, but the Corporation seeks to ensure that the Corporation’s executive compensation package is comprised of a mix of cash and equity compensation, with a significant weighting placed on long-term incentives (through the Current LTIP), see "Elements of Compensation - Equity Incentives". Base salaries and personal benefits are sufficiently competitive and not subject to performance risk. Subject to limited exceptions, to receive short-term or long-term incentives, the executive officer must be employed by the Corporation at the time of payout. Therefore, through the time horizons and metrics reflected in the compensation elements, the Corporation is of the view that executive performance is now more closely aligned with the interests of the Corporation and its shareholders.

The CGC Committee believes that executive compensation risk management is reinforced by ongoing Board oversight of, among other things, the Corporation’s financial results, regulatory disclosure, strategic plans, fraud and error reporting, the Audit Committee’s regular meetings with the external auditors (including without the presence of management), the Corporation’s internal controls, management information systems and financial control systems. In addition, the Corporation reviews significant risks associated with its operations, the most significant of which are disclosed in the Corporation’s annual management’s discussion and analysis for each fiscal year. The Corporation does not believe that its compensation policies and practices are reasonably likely to have a material adverse effect on the Corporation.

Other Compensation Policies

Share Ownership Policy

As a condition of employment, the CEO, CFO, General Counsel and Corporate Secretary and Senior Managing Director, Private Resource Investments of the Corporation and the CEO of SAM are subject to an Executive Share Ownership Policy (the "Executive Ownership Policy") and are (and/or their spouses are) required to beneficially own and hold that number of Common Shares (including certain allocations thereto under the EPSP) having a minimum aggregate market value that is equal to three times their then applicable annual base salary by the date which is three years after the date of their respective employment agreement. In addition, the other employees participating in the Current LTIP are subject to an Employee Share Ownership Policy (the "Employee Ownership Policy") and are (and/or their spouses are) required to beneficially own and hold that number of Common Shares (including certain allocations thereto under the EPSP) having a minimum aggregate market value that is equal to 0.5, 0.75, one or two times the employee's then applicable base salary (or deemed base salary) by the later of January 23, 2021 or the date which is three years after the date of their respective employment agreement.

We believe these standards are meaningfully higher than share ownership requirements at other companies. We believe significant long-term share ownership best aligns executives and shareholders. Market value shall be determined on December 31 of each year based on the greater of the market value thereof on that date and the weighted average purchase price of the Common Shares.

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Recoupment Policy

The Corporation adopted an incentive compensation recoupment policy (the “Recoupment Policy”) on March 10, 2016, as amended on March 27, 2018, that allows the recoupment of any performance-base incentive compensation, including, without limitation, cash bonuses and awards granted to employees under our annual incentive plan (the “AIP”), the Option Plan, the EPSP and the EIP (collectively, the “Incentive Compensation”) under certain circumstances. In the event of a restatement of our financial results (as a result of which any Incentive Compensation to have been paid is a lower amount had it been calculated based on such restatement) (a “Restatement”) or of fraud or intentional misconduct by one or more of the employees, the Board, on the recommendation of the CGC Committee, may, based upon the facts and circumstances surrounding such event, direct that we recover all or a portion of any Incentive Compensation paid, or cancel all, or part of, the equity-based Incentive Compensation granted, to an employee. The Board may also seek to recover any gains realized with respect to equity-based Incentive Compensation, regardless of when issued or if required to be issued at a future date. In addition, the Board, on the recommendation of the CGC Committee, may, in the event of fraud or intentional misconduct by the employee, take other disciplinary action that it deems necessary, including, without limitation: (1) adjusting any future compensation of the employee, (2) terminating of the employee’s employment, (3) pursuing any and all remedies available in law and/or equity in any country, and (4) pursuing such other action as may fit the circumstances of the particular case. As of the date hereof, this policy applies to all employees of the Corporation and its subsidiaries, related and affiliated corporations, limited partnerships and other business entities.

Hedging

The Corporation adopted an anti-hedging policy (the "Anti-Hedging Policy") effective May 12, 2016. The objectives of the Anti-Hedging Policy are to: (a) prohibit directors, officers or employees of the Corporation or its subsidiaries from directly or indirectly engaging in hedging or monetization transactions, through transactions in the Corporation’s securities or through the use of financial instruments designed for such purpose; and (b) prohibit directors, officers or employees of the Corporation or its subsidiaries from engaging in short-term or speculative transactions in the Corporation’s securities that could create heightened legal risk and/or the appearance of improper or inappropriate conduct by such individuals.

Pursuant to the Anti-Hedging Policy, directors, officers or employees of the Corporation may not engage in any hedging or monetization transactions with respect to the Corporation’s securities, including, but not limited to, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments, or through the establishment of a short position in the Corporation’s securities. Further, directors, officers or employees of the Corporation may not engage in short-term trading, short sales and publicly-traded options.

Any director or officer of the Corporation or any of its subsidiaries may seek an exemption from the Anti-Hedging Policy from the Chair of the CGC Committee. Other persons to whom the Anti-Hedging Policy applies may seek an exemption from the CCO or such other person designated by the CGC Committee. Any such request must be submitted prior to the contemplated transaction and the person seeking an exception should be advised that any purchase or sale of securities will be subject to the prohibition on “insider trading” as set forth under the Corporation’s insider trading policy. An exemption will only be granted in exceptional circumstances.

The Anti-Hedging Policy applies to all of the directors, officers or employees of the Corporation or its subsidiaries and includes, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Corporation.

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Performance Graph

The following graph compares the cumulative shareholder return per $100 invested in Common Shares to the cumulative total return of the S&P/ TSX Composite Index from January 1, 2013 to December 31, 2018. The calculations include reinvested dividends and exclude brokerage fees and taxes.

There are many factors that may influence the Corporation’s stock price, such as future earnings expectations, views on specific sectors and personnel changes, all of which are not directly related to historical financial performance. Historically, there has been some relationship between corporate performance and the compensation of our NEOs but not necessarily between compensation and shareholder returns over any given period of time. The significant equity-based component of our NEOs' compensation packages implemented in 2017 and the elimination of the discretionary bonus compensation program and implementation of the three incentive pools in 2018 are designed to more closely correlate compensation and shareholder returns. See “Compensation Discussion and Analysis - Elements of Compensation - Cash Bonus and other Variable Compensation” and “Compensation Discussion and Analysis - Elements of Compensation - Equity Incentives”.

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Summary Compensation Table

The following table provides a summary of compensation information for the three most recently completed financial years for the Corporation’s CEO, CFO and four other NEOs.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Occupation	Year	Salary ($)	Share-based Awards ($)(1)	Option- based Awards ($)(2)	Annual Incentive Plans(3)	Long- Term Incentive Plans	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
Peter Grosskopf, CEO; CEO of SRLC(4)	2018	500,000	—	175,000	2,307,000	—	—	—	2,982,000
	2017	500,000	969,000	177,500	720,000	—	—	—	2,366,500
	2016	500,000	557,000	1,296,135	1,343,000	—	—	—	3,696,135
Kevin Hibbert, CFO, SMD and Co-head of the Enterprise Shared Services Group(5)	2018	350,000	—	—	475,000	—	—	—	825,000
	2017	350,000	2,200,000	—	255,000	—	—	—	2,805,000
	2016	325,000	198,200	344,800	232,800	—	—	—	1,100,800
Arthur Richards Rule IV, President and CEO of Sprott US(6)	2018	466,452	573,995	—	—	—	—	573,643	1,614,090
	2017	467,496	401,547	—	—	—	—	782,470	1,651,513
	2016	616,032	186,667	—	287,670	—	—	421,418	1,511,787
Tim Sorensen, MD of the Corporation, and CEO of SCP(7)	2018	—	57,200	—	—	—	—	791,000	848,200
	2017	—	497,999	—	138,000	—	—	1,785,463	2,421,462
	2016	—	—	—	—	—	—	—	—
John Ciampaglia, SMD of the Corporation and CEO of SAM(8)	2018	350,000	—	—	475,000	—	—	—	825,000
	2017	350,000	2,200,000	—	255,000	—	—	—	2,805,000
	2016	350,000	32,250	—	182,750	—	—	—	565,000
Arthur Einav, SMD, General Counsel, and Co-head of Enterprise Shared Services Group (9)	2018	350,000	—	—	475,000	—	—	—	825,000
	2017	350,000	2,200,000	—	255,000	—	—	—	2,805,000
	2016	300,000	251,667	—	341,000	—	—	10,000	902,667

Notes:

(1)	In 2017, as part of the Current LTIP, one million Common Shares were granted under the EPSP for each of Messrs. Hibbert, Einav and Ciampaglia at an adjusted cost base of $2.20 per Common Share. See “Compensation Discussion and Analysis - Elements of Compensation - Equity Incentives”.
(2)	This balance reflects the grant date fair value using a Black-Scholes option pricing model for the time-based Options and Performance Based Options (as defined below). As a condition of participating in the Current LTIP, in 2017, Mr. Hibbert forfeited 500,000 Options received in 2016 for notional consideration of $75,000.
(3)	Represents the cash bonus earned during the year.
(4)	Mr. Grosskopf was granted $969,000 and $557,000 in value of Common Shares under the EPSP for 2017 and 2016, respectively. These Common Shares vest equally over three years commencing on January 1, 2019 and 2018, respectively. In 2016, Mr. Grosskopff was awarded 2,250,000 time-based options and 1,000,000 Performance Based options. Of the 1,000,000 Performance Based options, 250,000 Performance Based Options expired without vesting in 2016 as the performance criteria were not met. In 2017, the performance criteria were met and 250,000 Performance-Based options vested on March 30, 2018. In 2018, the performance criteria were met and 250,000 Performance-Based options will vest on March 30, 2019. The remaining 250,000 Performance-Based options have not yet met the performance criteria and have not vested. Bonus allocations to Mr. Grosskopf reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and, effective for 2018, are calculated as part of the Pool 2 incentive pool.
(5)	Mr. Hibbert was granted $198,200 in value in Common Shares under the EPSP for 2016. These Common Shares vest equally over three years commencing on January 1, 2017 . Bonus allocations to Mr. Hibbert reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and, effective for 2018, are calculated as part of the Pool 2 incentive pool.
(6)	Mr. Rule was granted $573,995, $401,547 and $186,667 in value of Common Shares under the EIP for 2018, 2017 and 2016, respectively. The Common shares granted in 2018 and 2017 vested immediately and the Common Shares granted in 2016 vest equally over three years commending January 16, 2017. Mr. Rule is paid in U.S. Dollars. 2018 values expressed above are converted from U.S. dollars at the Bank of Canada average exchange rate for the year ended December 31, 2018 of Cdn 1.2957 per U.S. $1.00. 2017 values expressed above are in Canadian dollars are converted from U.S. dollars at the Bank of Canada average exchange rate for the year ended December 31, 2017 of Cdn 1.2986 per U.S. $1.00. 2016 values expressed above are in Canadian dollars are converted from U.S. dollars at the Bank of Canada average exchange rate for the year ended December 31, 2017 of Cdn 1.3248 per U.S. $1.00. In 2018, Mr. Rule received $573,643 in commissions from placement and advisory services in SGRIL ($782,470 in 2017 and 421,418 in 2016).
(7)	Mr. Sorensen was granted $57,200 in value of Common Shares under the EPSP for 2018. These common shares vest equally over 4 years commencing on December 31, 2018. In 2018, Mr. Sorensen received $791,000 in commissions from placement and advisory services provided by SCP ($1,785,463 in 2017 and $Nil in 2016).
(8)	Mr. Ciampaglia was granted $32,250 in value in Common Shares under the EPSP for 2016. These Common Shares vest equally over three years commencing on January 1, 2017 . Bonus allocations to Mr. Ciampaglia reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and, effective for 2018, are calculated as part of the Pool 1 incentive pool.
(9)	Mr. Einav was granted $251,667 in value in Common Shares under the EPSP for 2016. These Common Shares vest equally over three years commencing on January 1, 2017 . Bonus allocations to Mr. Einav reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and, effective for 2018, are calculated as part of the Pool 2 incentive pool.

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Outstanding Option-Based and Share-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each NEO outstanding at December 31, 2018, including awards granted before the financial year ended December 31, 2018.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
Peter Grosskopf(3)	3,000,000	2.33	January 27, 2026	720,000	265,971	683,545	1,314,437
Kevin Hibbert(4)	—	—	—	—	645,756	1,659,593	674,453
Arthur Richards Rule IV(5)	—	—	—	—	24,401	62,711	—
Tim Sorensen(6)	—	—	—	—	160,056	411,344	220,318
John Ciampaglia(7)	—	—	—	—	642,074	1,650,130	740,695
Arthur Einav(8)	—	—	—	—	637,500	1,638,375	1,026,905

Notes:

(1)	This balance is based on the difference between the market value of the securities underlying the instrument at December 31, 2018 ($2.57) and the exercise price of the Option ($2.33) for time based Options and Performance Based Options.
(2)	Based on the December 31, 2018 TSX closing price of $2.57 per Common Share.
(3)	See Notes 4 to the Summary Compensation Table above for details of Mr. Grosskopf’s option-based and share-based awards.
(4)	See Notes 5 to the Summary Compensation Table above for details of Mr. Hibbert’s option-based and share-based awards.
(5)	See Notes 6 to the Summary Compensation Table above for details of Mr. Rule's share-based awards.
(6)	See Notes 7 to the Summary Compensation Table above for details of Mr. Sorensen’s share-based awards.
(7)	See Notes 8 to the Summary Compensation Table above for details of Mr. Ciampaglia's share-based awards.
(8)	See Notes 9 to the Summary Compensation Table above for details of Mr. Einav's share-based awards.

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Incentive Plan Awards - Value Vested or Earned during the Year

The following table provides information regarding the value on payout or vesting of incentive plan awards for the NEOs for the fiscal year ended December 31, 2018.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Peter Grosskopf(3)	303,000	537,513	2,307,000
Kevin Hibbert(4)	—	674,453	475,000
Arthur Richards Rule IV(5)	—	433,867	—
Tim Sorensen(6)	—	141,466	—
John Ciampaglia(7)	—	584,361	475,000
Arthur Einav(8)	—	641,405	475,000

Notes:

(1)	This balance is based on the difference between the market value of the securities underlying the instrument at the vesting dates ($2.57 and $3.11) and the exercise price of the Option ($2.33) for Time-Based Options and Performance-Based Options.
(2)	Based on the December 31, 2018 TSX closing price of $2.57 per Common Share.
(3)	See Notes 4 to the Summary Compensation Table above for details of Mr. Grosskopf’s option-based and share-based awards.
(4)	See Notes 5 to the Summary Compensation Table above for details of Mr. Hibbert’s option-based and share-based awards.
(5)	See Notes 6 to the Summary Compensation Table above for details of Mr. Rule's share-based awards.
(6)	See Notes 7 to the Summary Compensation Table above for details of Mr. Sorensen’s share-based awards.
(7)	See Notes 8 to the Summary Compensation Table above for details of Mr. Ciampaglia's share-based awards
(8)	See Notes 9 to the Summary Compensation Table above for details of Mr. Einav's share-based awards.

Pension Plan Benefits

The Corporation does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Employment Agreements, Termination and Change of Control Benefits

Other than as described herein, the Corporation does not have any contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an NEO’s responsibilities (each, a “Triggering Event”). Potential payments to each NEO shown below assumes the Triggering Event took place on December 31, 2018. “Sprott Group” means the Corporation and any of its subsidiaries, related and affiliated corporations, limited partnerships and other business entities.

Peter Grosskopf

The services of Mr. Grosskopf as the CEO of the Corporation are provided under an employment agreement dated October 25, 2017 (the “Grosskopf Employment Agreement”) .. Mr. Grosskopf’s employment under the terms of the Grosskopf Employment Agreement began on December 22, 2017. Under the Grosskopf Employment Agreement, Mr. Grosskopf is entitled to receive an annual base salary of $500,000. In addition, Mr. Grosskopf is eligible to participate in the AIP pursuant to which he may receive an AIP award (an “AIP Award”) of between $500,000 and $2,500,000 subject to the achievement of annual performance objectives (with an AIP Award equal to $1,500,000 should the applicable annual target performance metrics be achieved), pro rated for any partial calendar year of employment, as determined by the Board or the CGC Committee in its sole discretion. A percentage of the AIP Award will be translated into Common Shares under the EPSP, which will be awarded and vest in accordance with the EPSP. For each year of Mr. Grosskopf's employment under the Grosskopf Employment Agreement, the percentage of the AIP Award which will be translated into Common Shares, which percentage shall be no less than 35%, will be determined by the Board or the CGC Committee in its sole discretion. In its sole discretion, the Board or CGC Committee may award other compensation for extraordinary personal performance or Corporation results. Unless otherwise required by applicable law, such other compensation will not form part of normal or expected compensation or salary for any purposes, including calculating resignation, termination or similar payments. Any awards, whether in cash or shares, are subject to the Recoupment Policy in effect from time to time. See “- Compensation Discussion and Analysis - Elements of Compensation - Equity Incentives”.

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Under the Grosskopf Employment Agreement, the second tranche, being one quarter of the performance based Options to acquire up to 1,000,000 Common Shares (the "Performance Based Options") previously granted to Mr. Grosskopf, are deemed vested. The Board or the CGC Committee shall determine if Performance Conditions, now comprising a Performance Threshold and Performance Milestones (as such terms are defined in Mr. Grosskopf’s Amended and Restated Stock Option Award Agreement), have been met. See “Compensation Discussion and Analysis - Elements of Compensation - Equity Incentives”. Any Options, whether vested or unvested, will be subject to the Recoupment Policy.

Mr. Grosskopf may participate in the Sprott Private Resource Lending Fund (the "Lending Fund") Carried Interest Plan (the "Carry Plan"). The purpose of the Carry Plan is to, among other things, advance the best interests of the Sprott Group by providing an additional incentive to work towards and promote the financial success of the Lending Fund and the Sprott Group. Each allocation under the Carry Plan is an entitlement to be paid an amount as a bonus, subject to the provisions of, and calculated as set out in, the Carry Plan. If Mr. Grosskopf is employed by the Corporation at the time he becomes eligible to receive an allocation under the Carry Plan then any allocation he becomes eligible to receive for a fiscal year will be decreased by any other compensation he receives in that fiscal year. If he is not employed by the Corporation at the time he is eligible to receive an allocation under the Carry Plan, he will be eligible to receive the entirety of his allocation, in accordance with and subject to the vesting and other terms of the Carry Plan. Mr. Grosskopf’s allocation under the Carry Plan is established by the CGC Committee.

The Grosskopf Employment Agreement contains provisions relating to: (i) non-disclosure or use of the Sprott Group’s and their clients’ confidential information during and after employment, other than for the purposes of the Sprott Group; (ii) non-solicitation of the Sprott Group’s clients and employees during, and 12 months after, employment; and (iii) non-competition during, and six months after, employment.

The Sprott Group may terminate Mr. Grosskopf’s employment at any time for cause without notice or payment of any compensation in lieu or continuation of employee benefits, either by way of anticipated earnings or damages of any kind. The Sprott Group may terminate Mr. Grosskopf’s employment at any time without cause by providing 24 months of notice (or pay in lieu of all or any part of the notice calculated using base salary only) and all of Mr. Grosskopf's rights and entitlements under the EPSP, the Option Plan and the Carry Plan (collectively, the "Plans"), including the vesting of any unvested RSUs, will be governed by the terms of the applicable plan. In addition, in the event of a termination without cause, the Sprott Group will continue to make its employer contributions to maintain employee benefits for the minimum period prescribed by the Employment Standards Act, 2000, as it may be amended from time to time (the “ESA”) and, subject to any limitations or exclusions set by the Corporation's insurers, for the period commensurate with the balance of notice period provided under the Grosskopf Employment Agreement.

If Mr. Grosskopf's employment with the Corporation is terminated without cause, or if he ceases to be an employee of the Corporation as a result of his death or permanent disability, he will be entitled to require the Corporation to purchase his or his estate’s, as the case may be, limited partnership interest in the Fund (the "Interest") by delivering notice to the Corporation within 180 days of the termination without cause of his employment with the Corporation, his death or the determination of his permanent disability, as the case may be. If Mr. Grosskopf is terminated for just cause, the Corporation will have the right, but not the obligation to purchase the Interest from Mr. Grosskopf by delivering notice to him within 180 days following the date of such termination.

Mr. Grosskopf may terminate his employment with the Sprott Group at any time by providing at least six months’ prior written notice (which notice may be waived) and he will be entitled only to any outstanding base salary and accrued unpaid vacation pay due to the effective date of his resignation. If the Sprott Group waives notice and accepts his resignation at an earlier effective date, he will be paid only to the end of six months following the provision of such notice and his entitlement under the Plans will similarly continue until the end of said six months. Mr. Grosskopf may also terminate his employment with the Sprott Group for “Good Reason”, as such term is described in the Grosskopf Employment Agreement (which includes, among other things, acts constituting constructive dismissal at common law), upon, or within six months of, a Change of Control (as such term is defined in the Grosskopf Employment Agreement), upon which the Sprott Group will, following Mr. Grosskopf’s delivery of written notice of resignation, pay and provide to him the pay in lieu of notice of termination, any EPSP shares and benefits as though he had been terminated without cause. If Mr. Grosskopf resigns, he will have the right to require the Corporation to purchase the Interest by delivering notice to the Corporation within 180 days following the date of such resignation. Any sale of the Interest by Mr. Grosskopf or his estate will be subject to the terms and conditions of the limited partnership agreement governing the business and affairs of the Fund.

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If Mr. Grosskopf's employment had been terminated without cause on December 31, 2018, the estimated termination payment would have been approximately $2,183,545, which can be broken down as follows: $1,500,000 attributable to severance, 683,545 attributable to the EPSP Shares that will vest on December 31, 2019 and December 31, 2020 and none attributable to the Carry Plan. All payments are subject to applicable statutory deductions.

Kevin Hibbert

The services of Mr. Hibbert are provided under an employment agreement dated October 24, 2017 (the “Hibbert Employment Agreement”). Mr. Hibbert’s employment under the terms of the Hibbert Employment Agreement began on December 22, 2017. Under the Hibbert Employment Agreement, Mr. Hibbert is entitled to receive an annual base salary of $350,000 for his position as Chief Financial Officer, Senior Managing Director and Co-Head of the Enterprise Shared Services Group. In addition, under the Current LTIP, Mr. Hibbert received a one-time grant of 1,000,000 Common Shares (the "EPSP Shares") in accordance with and subject to the terms of the EPSP and an agreement for participation in the EPSP (the "EPSP Letter"). The EPSP Shares shall only vest if specific Performance Conditions, comprising both a Performance Threshold and Performance Milestones are met. For the fiscal year ended December 31, 2017, 15% of the EPSP Shares vested as of August 31, 2017. Subject to meeting the Performance Conditions, the remaining EPSP Shares shall vest as follow: 21.25% on December 31, 2018, 21.25% on December 31, 2019, 21.25% on December 31, 2020 and the balance on December 31, 2021. At his sole discretion, the CEO may award other cash compensation to Mr. Hibbert for extraordinary personal performance or Corporation results. Such additional compensation may be awarded on an annual basis or from time to time as determined by the Board or the CGC Committee. Unless otherwise required by applicable law, such other compensation will not form part of normal or expected compensation or salary for any purposes, including calculating resignation, termination or similar payments. As a condition of his eligibility to participate in the one-time grant of EPSP Shares, Mr. Hibbert agreed to the repurchase by the Corporation of all of his outstanding stock options previously granted under the Option Plan for a notional consideration of $75,000 (the "Option Repurchase"). The Option Repurchase occurred concurrently with the execution of the Hibbert Employment Agreement.

The Hibbert Employment Agreement contains provisions relating to: (i) non-disclosure or use of the Sprott Group’s and their clients’ confidential information during and after employment, other than for the purposes of the Sprott Group; (ii) non-solicitation of the Sprott Group’s clients and employees during, and 12 months after, employment; and (iii) non-competition during, and six months after, employment.

The Sprott Group may terminate Mr. Hibbert’s employment at any time for cause without notice or payment of any compensation in lieu or continuation of employee benefits, either by way of anticipated earnings or damages of any kind and all of Mr. Hibbert’s actual or contingent entitlements under the EPSP and the EPSP Letter shall be forfeited without any further act or formality as set out in the EPSP. The Sprott Group may terminate Mr. Hibbert’s employment at any time without cause by providing 12 months of notice (or pay in lieu of all or any part of the notice calculated using base salary only) and Mr. Hibbert shall be entitled to, subject to the Board’s unfettered discretion to deem vested any unvested EPSP Shares: (i) in the event of a termination without cause in the first three quarters of the calendar year, all vested EPSP Shares at the end of Mr. Hibbert’s notice period; or (ii) in the event of a termination without cause in the fourth quarter of the calendar year, all vested EPSP Shares at the end of Mr. Hibbert’s notice period, plus three months. In addition, in the event of termination without cause, the Corporation will continue to make its employer contributions to maintain employee benefits provided in the Hibbert Employment Agreement for the minimum period prescribed by the ESA and, subject to any limitations or exclusions set by the Corporation's insurers, for the period commensurate with the balance of notice period provided under the Hibbert Employment Agreement.

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Mr. Hibbert may terminate his employment with the Sprott Group at any time by providing at least three months’ prior written notice (which notice may be waived) and he will be entitled only to any outstanding base salary and accrued unpaid vacation pay due to the effective date of his resignation. If the Sprott Group waives notice and accepts his resignation at an earlier effective date, he will be paid only to the end of three months following the provision of such notice. In the event of Mr. Hibbert’s resignation, he will be entitled to, subject to the Board’s unfettered discretion to deem vested any unvested EPSP Shares, all EPSP Shares vested as of the date that is the earlier of: (i) the effective date of Mr. Hibbert’s resignation; and (ii) the end of the three month minimum notice period. Mr. Hibbert may also terminate his employment with the Sprott Group for “Good Reason”, as such term is described in the Hibbert Employment Agreement (which includes, among other things, acts constituting constructive dismissal at common law), upon, or within six months of a Change of Control (as such term is defined in the Hibbert Employment Agreement), upon which the Sprott Group will, following Mr. Hibbert’s delivery of written notice of resignation, pay and provide to him the pay in lieu of notice of termination and benefits as though he had been terminated without cause. On the occurrence of a Change of Control, all of the EPSP Shares which have not vested prior to the Change of Control shall vest on the date of the Change of Control, provided that Mr. Hibbert terminates his employment for Good Reason in accordance with the terms of the Hibbert Employment Agreement.

In the case of Mr. Hibbert’s retirement as an employee of the Corporation, Mr. Hibbert will be entitled to all EPSP Shares vested as of the date which is 90 days after the effective date of his retirement. On the date which is one year after Mr. Hibbert’s death, all EPSP Shares vested as of such date shall be available for distribution to Mr. Hibbert’s beneficiary. If the Corporation ceases to be a Participating Entity (as defined in the EPSP), Mr. Hibbert will be entitled to all EPSP Shares vested as of the date which is three months after such date. In each case, Mr. Hibbert’s entitlement under the EPSP and the EPSP Letter is subject to the sole and unfettered discretion of the Board to deem vested any unvested EPSP Shares.

If Mr. Hibbert's employment had been terminated without cause on December 31, 2018, the estimated termination payment would have been approximately $896,125, which can be broken down as follows: $350,000 attributable to severance and $546,125 attributable to the EPSP Shares that will vest on December 31, 2019 (with the value determined for the purposes of this disclosure based on the December 31, 2018 closing price of the Common Shares on the TSX). All payments are subject to applicable statutory deductions.

Arthur Richards Rule

Mr. Rule has entered into a written employment agreement with Sprott US, a wholly-owned subsidiary of the Corporation, for an initial term of three years (the “Employment Term”) renewable automatically thereafter for additional one-year terms. Either party may terminate such agreement upon notice provided not more than 180 days nor less than 90 days before the last day of the Employment Term or any extension thereof. Pursuant to such employment agreement, Mr. Rule was entitled to receive an annual salary of US$360,000 and effective, January 1, 2019, an annual salary of US$50,000, as compensation for his services as CEO and President of Sprott US. Additionally, he is entitled to receive a discretionary cash bonus. Mr. Rule is also eligible to receive certain commission payments in accordance with the general practice with respect to commission payments of SGRIL and SAM USA, each an indirect wholly-owned subsidiary of the Corporation. In the event that Mr. Rule is terminated without cause or he resigns for good reason, he will be entitled to receive (i) salary until the end of the Employment Term, (ii) a bonus payable out of SGRIL’s and SAM USA’s bonus plan in respect of the calendar year in which Mr. Rule is terminated, prorated to the portion of such year that Mr. Rule was employed by Sprott US, and (iii) continued payment of his bonus payable under the bonus plan of RCIC, an indirect wholly-owned subsidiary of the Corporation. Subject to certain conditions, in the event of Mr. Rule’s termination without cause or he resigns for good reason, Sprott US will cause RCIC to enter into a contract with Mr. Rule pursuant to which Mr. Rule will continue to manage the then existing RCIC funds as an independent contractor through the end of the term for such RCIC Funds. Mr. Rule’s employment agreement also provides for, among other things, non-compete and non-solicit covenants in favour of Sprott US. If Mr. Rule’s employment had been terminated without cause on December 31, 2018, the estimated termination payment would have been approximately US$360,000 with respect to the salary based component of such payment, and his bonus based component would have been determined and pro-rated as set forth above.

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Tim Sorensen

The services of Mr. Sorensen are provided under an employment agreement dated January 23, 2018 (the “Sorensen Employment Agreement”) which supersedes his previous employment agreement. Mr. Sorensen’s employment under the terms of the Sorensen Employment Agreement began on April 1, 2018. Under the Sorensen Employment Agreement, Mr. Sorensen is entitled to receive a monthly draw (the “Monthly Draw”) of $15,000, less deductions. In addition, Mr. Sorensen is eligible to receive a payment (the “Sorensen Revenue Share Payment”) equal to a percentage of the revenue Mr. Sorensen directly or indirectly generates for the merchant banking division of SCP less the aggregate Monthly Draw paid to Mr. Sorensen and certain other charges and expenses incurred in relation to such revenue. In addition to the Sorensen Revenue Share Payment, Mr. Sorensen is also eligible to receive a payment (the “Sorensen Profit Share Payment”) out of SCP's merchant banking division profit share payment pool, as calculated in accordance with the Sorensen Agreement, during each calendar year. All or a percentage of the Sorensen Profit Share Payment will be payable in EPSP Shares, which will be awarded and vest in accordance with and subject to the terms of the EPSP. The percentage of the Sorensen Profit Share Payment which will be translated into EPSP Shares, if any, will be determined by SCP in its sole discretion.

In addition, under the Current LTIP, Mr. Sorensen received a one-time grant of 204,545 EPSP Shares in accordance with and subject to the terms of the EPSP and an EPSP Letter. The EPSP Shares shall only vest if a specific Performance Threshold is met. For the fiscal year ended December 31, 2017, 15% of the EPSP Shares vested as of August 31, 2017. Subject to meeting the Performance Threshold, the remaining EPSP Shares shall vest as follow: 21.25% on December 31, 2018, 21.25% on December 31, 2019, 21.25% on December 31, 2020 and the balance on December 31, 2021.

The Sorensen Employment Agreement contains provisions relating to: (i) non-disclosure or use of the Sprott Group’s and their clients’ confidential information during and after employment, other than for the purposes of the Sprott Group; (ii) non-solicitation of the Sprott Group’s clients and employees during, and three months after, employment; and (iii) non-competition during, and three months after, employment.

If the SCP were to terminate Mr. Sorensen without cause, SCP may, in its discretion, provide Termination Pay in lieu of all or any part of any notice of termination owed, which is calculated as (i) the minimum period of advance notice to which he is entitled on termination of employment under the ESA; (ii) the minimum amount of severance pay, if any, to which he is entitled on termination of employment under the ESA; and (iii) four weeks of advance notice for every year of service, prorated for partial years, with the total combined entitlements under (i), (ii) and (iii) capped at 52 weeks. "Termination Pay" is equal to the greater of: (i) ¼ of the Monthly Draw; or (ii) the weekly average Sorensen Revenue Share Payments received in the two years immediately preceding his termination. In addition, in the event of termination without cause, SCP will continue to make its employer contributions to maintain employee benefits provided in the Sorensen Employment Agreement for the minimum period prescribed by the ESA.

Additionally, in the event of termination without cause, the Sorensen EPSP Shares will be governed by the EPSP and the Sorensen EPSP Letter.

In the event of a change of control (as such term is defined in the Sorensen Employment Agreement), Mr. Sorensen will be entitled to compensation as if he were terminated without cause.

If Mr. Sorensen’s employment had been terminated without cause on December 31, 2018, the estimated termination payment would have been approximately $359,444 which can be broken down as follows:$247,737 attributable to the Sorensen Revenue Share Payments received in the last two years and $111,707 attributable to the EPSP Shares that will vest on December 31, 2019 (with the value determined for the purposes of this disclosure based on the December 31, 2018 closing price of the Common Shares on the TSX). All payments are subject to applicable statutory deductions.

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John Ciampaglia and Arthur Einav

The services of Messrs. Ciampaglia and Einav are provided under individual employment agreements, each with terms and conditions identical to the terms and conditions of the Hibbert Employment Agreement as set forth above. However, as Messrs. Ciampaglia and Einav did not participate in the Pre-2017 LTIP, the Option Repurchase was not applicable to them. If Messrs. Ciampaglia's or Einav's employment had been terminated without cause on December 31, 2018, the estimated termination payment would have been approximately $896,125 each, which can be broken down as follows: $350,000 attributable to severance and $546,125 attributable to the EPSP Shares that will vest on December 31, 2019 (with the value determined for the purposes of this disclosure based on the December 31, 2018 closing price of the Common Shares on the TSX). All payments are subject to applicable statutory deductions.

Directors’ & Officers’ Liability Insurance

The Corporation has purchased directors’ & officers’ liability insurance coverage (“D&O Insurance”) for directors and officers of the Corporation. The total annual premium payable by the Corporation for the D&O Insurance for the year ended December 31, 2018 was $125,352, and no amount of such premium was paid by the directors or officers of the Corporation. The D&O Insurance coverage has an annual aggregate limit of $25,000,000. There is a $100,000 deductible for any Canadian claims made, and $150,000 deductible for any U.S claims made, but no deductible is assessed against any director or officer. D&O Insurance is designed to protect Board members and officers for their legal liabilities including, but not limited to, securities claims, claims for statutory liabilities and employment claims.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information as at December 31, 2018

Plan Category	Number of Securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)(1)
Equity compensation plans approved by security holders	3,275,000	$2.57	12,092,203
Equity compensation plans not approved by security holders	—	—	—
Total	3,275,000	$2.57	12,092,203

Note:

(1)       After accounting for the 9,932,256 Common Shares under the EPSP that have not yet vested and nil Common Shares under the EIP.

The Corporation has the following three equity based compensation plans: (a) the Option Plan; (b) the EPSP; and (c) the EIP. As of December 31, 2018 there were 3,275,000 Options outstanding under the Option Plan and no Common Shares issued under the EIP, representing approximately 1.3% and nil, respectively, of the issued and outstanding Common Shares. No Common Shares have been granted from treasury under the EPSP. However, as at December 31, 2018, 2,402,500 Common Shares have been purchased in the open market by the trustee for the EPSP (the "Trustee") under the EPSP, representing approximately 0.9% of the issued and outstanding Common Shares.

The aggregate number of Common Shares from treasury that may be granted under the Option Plan, the EPSP and the EIP and all other securities based compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares as at the date of such grant. As a result, if the Corporation issues additional Common Shares in the future, the number of Common Shares issuable under such securities based compensation arrangements will increase accordingly. Furthermore, the number of Common Shares that are (i) issuable from treasury, at any time, and (ii) issued from treasury, within any one year period, to insiders (as defined in the applicable rules of the TSX) of the Corporation under the Option Plan, the EPSP and the EIP and all other security based compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares.

Option Plan

The Option Plan is intended to aid in attracting, retaining and motivating our officers, employees and directors.

Options may be granted to a director, officer, employee or service provider of the Corporation or any related entity (being a person that controls or is controlled by the Corporation or that is controlled by the same person that controls the Corporation). However, no Options are to be granted to any optionee that is a non-employee director if such grant could result, at any time, in: (i) the aggregate number of Common Shares issuable to non-employee directors under the Option Plan, or any other security-based compensation arrangement of the Corporation, exceeding 1% of the issued and outstanding Common Shares; or (ii) an annual grant of Options per non-employee director exceeding a grant value of $100,000, determined using a generally accepted valuation model.

The exercise price for any Option issued under the Option Plan may not be less than the market price of the Common Shares at the time of issue. Options issued under the Option Plan may be exercised during a period determined under the Option Plan, which may not exceed ten years. Unless otherwise determined by the Board, Options will vest at a rate of one-third per annum commencing 12 months after the date of grant.

In addition to the restrictions on maximum issuances set forth above for all security based compensation arrangements, the number of Common Shares which may be issued pursuant to Options granted pursuant to the Option Plan to any one person may not exceed 5% of the then aggregate issued and outstanding Common Shares.

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The following insider participation limits shall apply under the Option Plan:(a) the number of Common Shares issuable to insiders, at any time, pursuant to the Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares; and (b) the number of Common Shares issued to insiders, within a one-year period, pursuant to the Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares.

Options may be transferred to certain permitted assigns which include a spouse, a trustee acting on behalf of the optionholder or spouse, or a holding entity. If the optionholder resigns, is terminated for cause or fails to be re-elected as a director, the Options terminate immediately. If the optionholder dies or ceases to be eligible under the Option Plan for any other reason, Options that are entitled to be exercised may generally be exercised (subject to certain extensions at the discretion of the Board or a committee thereof) until the earlier of (i) one year or three months, respectively, of the applicable date, or (ii) the expiry date of the Option. The Option Plan also provides for the cashless exercise of Options which allows for the optionholder to receive, without cash payment (other than taxes), a number of Common Shares based on a specified formula tied to the market price of the Common Shares as at the last trading day immediately prior to the cashless exercise. In the event that the expiry of an Option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such Option shall be deemed to be amended to that date which is ten business days following the end of such blackout period.

In the event of a Change of Control (as defined below) with respect to the Corporation or a Sprott Group entity (which, under the Option Plan and for the purposes of this summary, means the Corporation and any subsidiary or related or affiliated business entities of the Corporation and includes any successor corporations or entities thereto), notwithstanding anything in the Option Plan to the contrary:

•	if the employment of an optionee is terminated by the Corporation or a Sprott Group entity, respectively, without cause or if the optionee resigns in circumstances constituting constructive dismissal by the Corporation or a Sprott Group entity, respectively, in each case, within six months (or such other period as determined by the Board in its sole discretion) following a Change of Control with respect to the Corporation or the Sprott Group entity, respectively (such date being the “Termination Date”), all or any of the optionee’s Options will vest immediately prior to the Termination Date (or such later period as determined by the Board in its sole discretion), subject to any performance conditions which shall be dealt with at the discretion of the Board. All vested Options may be exercised until 90 days (or such other period as may be determined by the Board in its sole discretion) following the Termination Date (but until the normal expiry date of the Option rights of such optionee, if earlier). Upon the expiration of such period, all unexercised Option rights of that optionee shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such optionee under the Option Plan; and

•	any surviving, successor or acquiring entity will assume any outstanding Options or will substitute similar awards for the outstanding Options. If the surviving, successor or acquiring entity is a “private issuer” or does not have any securities listed on an established securities exchange, does not assume the outstanding Options or substitute similar awards for the outstanding Options, or if the Board otherwise determines in its sole discretion and subject to the rules of the TSX, the Corporation will give written notice to all optionees advising that the Option Plan will be terminated effective immediately prior to the Change of Control and all Options will be deemed to be vested Options, and may provide for the exercise of Options and tender of Common Shares in connection with the Change of Control and may otherwise provide for the cash out or termination of Options that are not exercised within a specified period of time.

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A “Change of Control” for the purposes of the Option Plan means: (a) the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of beneficial ownership of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 50% of all of the then outstanding voting securities of the Corporation; (b) an amalgamation, arrangement, consolidation, share exchange, take-over bid or other form of business combination of the Corporation with another person that results in the holders of voting securities of that other person holding, in the aggregate, more than 50% of all outstanding voting securities of the person resulting from the business combination; (c) the sale, lease, exchange or other disposition of all or substantially all of the property of the Sprott Group to another person, other than (i) in the ordinary course of business of the Sprott Group, or (ii) to the Sprott Group; (d) a resolution is adopted to wind-up, dissolve or liquidate the Corporation; or (e) as a result of, or in connection, with: (i) a contested election of directors of the Corporation, or (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Sprott Group and another Person, the nominees named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board, provided however that a transaction or a series of related transactions will not constitute a Change of Control if such transaction(s) result(s) in the Corporation or Sprott Group entity, or any successor to the Corporation’s or Sprott Group entity's respective business, being controlled, directly or indirectly, by the same person or persons who controlled the Corporation or the Sprott Group entity, respectively, directly or indirectly, immediately before such transaction(s).

The Board may make the following amendments to the Option Plan, without obtaining shareholder approval: (i) amendments to the terms and conditions of the Option Plan necessary to ensure that the Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; (ii) amendments to the provisions of the Option Plan respecting administration of the Option Plan and eligibility for participation under the Option Plan; (iii) amendments to the provisions of the Option Plan respecting the terms and conditions on which Options may be granted pursuant to the Option Plan, including the provisions relating to the term of the Option and the vesting schedule; and (iv) amendments to the Option Plan that are of a “housekeeping” nature.

However, the Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the Option Plan maximum or the number of securities issuable under the Option Plan; (ii) amendment provisions granting additional powers to the Board to amend the Option Plan or entitlements; (iii) an amendment to the exercise price of Options (if such shareholder approval is required by the TSX); (iv) reduction in the exercise price of Options or cancellation and reissue of Options or other entitlements; (v) extension to the term of Options (other than as a result of an Blackout Period Extension (as such term is defined in the Option Plan)); (vi) amendments that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (vii) any amendment which would permit Options granted under the Option Plan to be transferable or assignable other than to a related Permitted Assign (as such term is defined in the Option Plan) and for normal estate settlement purposes; (viii) changes to insider participation limits; and (ix) amendments to the Option Plan amendment provisions.

As a general matter, if any Option granted under the Option Plan shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Option Plan.

The Corporation's annual "burn rate" for Options granted under the Option Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding shares (total number of Options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 3% for fiscal 2016, 0.3% for fiscal 2017 and nil for fiscal 2018.

EPSP

Membership and Administration

Participation in the EPSP is limited to eligible non-U.S. resident employees of, or "employees" within the meaning of the Income Tax Act (Canada) ("ITA") who provide services to, the Corporation and any affiliated entity that has adopted the EPSP. The Corporation and such affiliated entities are collectively referred to as the “Participating Entities”.

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The selection of Members and the specific terms of any benefits granted to a Member, including the number of Common Shares, vesting schedule, and timing of distributions (after discharge of debt owing in respect of Common Shares) in cash or Common Shares will be determined by the CGC Committee or the general partner or other controlling person of a Participating Entity, as applicable, and as set forth in the applicable employment or other contract entitling the Member to benefits under the EPSP (the “Member’s Contract”).

While Common Shares from treasury may be granted under the EPSP subject to the restrictions set forth above, Common Shares may also be purchased on the open market by the Trustee on behalf of the Members. Management of the Corporation is responsible for administering the EPSP. The Trustee is an independent trustee appointed by the Board pursuant to a trust agreement entered into by the Corporation and the Trustee, which created the trust in respect of the EPSP.

In each fiscal year, or within 120 days thereafter, each Participating Entity realizing profits in such fiscal year shall pay to the Trustee (to be held in trust) for such fiscal year out of profits a contribution in an amount determined by the Board or general partner or other controlling person of the Participating Entity.

Subject to the terms of a Member’s Contract and the ITA, distributions of cash or in specie, may be made from a Member’s “allocated account” to such Member at any time upon the written direction of the Corporation provided that the Trustee shall distribute only the net amount available for distribution to the Member and only upon the discharge of any debt owing by the EPSP in respect of the Common Shares at the time of distribution. Such debt may be discharged by a Participating Entity (including the Corporation) or the Member in accordance with the relevant provisions of the Member’s Contract. Any applicable taxes or interest shall be the sole responsibility of the Members.

Termination of Employment

No later than three months of the earliest of the (i) termination of employment or service, including retirement, resignation or dismissal without cause and (ii) termination of the EPSP, an amount equal to the net value of the assets (after applicable expenses and any unpaid debt owing on any Common Shares in the Member’s vested account) that have been allocated to the Member’s vested account shall be distributed by the Trustee to the Member, subject to any debt obligations assumed by the Member under the Member’s Contract. Within three months of the death of a Member, subject to compliance with applicable laws, the Trustee shall distribute to such Member’s beneficiary the net value (after applicable expenses) of the amount in the Member’s vested account. Upon the occurrence of the foregoing events, the Board may, in its sole discretion, deem vested and designate to a Member’s vested account, such number of Common Shares that would otherwise have vested up to a specified period had death or termination of employment of the Member not occurred.

In the event that a Member’s employment with a Participating Entity is terminated for cause, all Common Shares and amounts contained in or allocated to such Member’s vested account and such Member’s allocated account shall be forfeited and the amounts thereof shall be reallocated to the other Members of the EPSP at the end of the taxation year of the Trust as the Corporation shall direct.

Transferability

The Member may not assign, convert, charge, surrender or alienate the rights or benefits granted under the EPSP. Amounts vested in a Member under the EPSP shall not be available for the claims of his or her creditors.

Amendments or Termination

The Corporation currently intends to continue the EPSP in effect indefinitely but the Corporation reserves the right to amend, modify or discontinue the EPSP, in whole or in part, at any time, provided, however, that any such amendment or modification which may affect the rights, duties and responsibilities of the Trustee shall not become effective until the Corporation has received the written consent of the Trustee.

The Board may make the following amendments to the EPSP, without obtaining shareholder approval: (i) amendments to the terms and conditions of the EPSP necessary to ensure that the EPSP complies with the applicable regulatory requirements, including the rules of the TSX and Canada Revenue Agency, in place from time to time; (ii) amendments to the provisions of the EPSP respecting administration of the EPSP and eligibility for participation under the EPSP; (iii) amendments to the provisions of the EPSP respecting the terms and conditions on which allocations may be made to a Member’s allocated account pursuant to the EPSP, including the provisions relating to the vesting schedule (subject to a minimum three-month vesting period for Common Shares issued from treasury); and (iv) amendments to the EPSP that are of a “housekeeping” nature.

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The Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the EPSP maximum or the number of securities issuable under the EPSP; (ii) amendment provisions granting additional powers to the Corporation or the Board to amend the EPSP; and (iii) an increase in entitlements held by insiders of the Corporation, including extension of the termination or expiry dates thereof or changes to insider participation limits.

If the EPSP is terminated, each Participating Entity shall not recover any amounts paid into the EPSP up to the date of such termination and all such amounts must and shall be used for the sole benefit of the Members and/or their beneficiaries, according to the balance in their Member’s account as determined by a special valuation of the assets of the EPSP as of the date of the termination of the EPSP.

The Corporation's annual "burn rate" for shares granted under the EPSP plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding shares (total number of Options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was nil in fiscal 2016, 2017 and 2018.

EIP

Participants and Administration

Eligible participants in the EIP are those directors, officers, employees and consultants of the Corporation and its subsidiaries and affiliates residing in the United States or who are otherwise U.S. taxpayers who are selected for participation by the plan administrator.

The EIP provides for the award of restricted stock, RSUs, related dividend equivalents and unrestricted stock. Shares issued pursuant to the EIP may be authorized but unissued Common Shares or treasury shares or Common Shares obtained on the market by the Corporation.

The EIP is administered by the CGC Committee. The specific terms of any award granted under the EIP is determined by the plan administrator, subject to the terms of the EIP, including the number of Common Shares, vesting conditions and schedule, timing of distributions, and such other terms and conditions as the administrator may determine, and as may be set forth in the applicable award agreement.

Restricted stock is subject to forfeiture prior to the vesting of the award. A restricted stock unit is notional stock that entitles the grantee to receive a Common Share following the vesting of the RSU. The CGC Committee may determine to make grants under the EIP of restricted stock and RSUs containing such terms as the CGC Committee may determine, subject to applicable law. The CGC Committee will determine the period over which restricted stock and RSUs granted to EIP participants will vest, subject to a minimum vesting period of three months for Common Shares issued from treasury, and the timing of distributions. In connection with RSUs, the CGC Committee, in its discretion, may grant dividend equivalent rights under the EIP, subject to such terms and conditions, including the timing of distribution, as determined by the CGC Committee and subject to the provisions of the EIP and applicable law. The CGC Committee may base its determination upon the achievement of specified performance goals. The CGC Committee, in its discretion, may grant Common Shares free of restrictions under the EIP in respect of past services or other valid consideration. Such Common Shares shall be purchased on the market, and in no event shall treasury shares be issued to make such grants.

The Corporation's annual "burn rate" for shares granted under the EIP calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding shares (total number of restricted stock, RSUs, related dividend equivalents and unrestricted stock issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0.1% for fiscal 2016, nil for fiscal 2017 and 0.94% for fiscal 2018.

Termination of Employment or Service

Unless otherwise provided in the applicable award agreement, upon a termination of employment or service other than for death or disability, unvested restricted stock and RSUs granted under the EIP will be forfeited, provided that the administrator may waive or modify such provisions. Unless otherwise provided in the applicable award agreement, upon a termination of employment or service due to death or disability, unvested restricted stock and RSUs granted under the EIP will vest.

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Transferability

Shares of restricted stock or RSUs granted under the EIP may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the lapsing of all restrictions thereon, other than by will, by the laws of descent and distribution, or through gift or domestic relations orders to a "family member" of the grantee as permitted by Rule 701 of the United States Securities Act of 1933, as amended, or may be otherwise specifically provided in the applicable award agreement in accordance with applicable law. Following any such transfer, any transferred restricted stock or RSUs will continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer.

Adjustments, Termination and Amendment

Subject to any required approvals of the stock exchange(s) on which the Common Shares are listed, the plan administrator may, in its discretion, provide for adjustment of the terms and conditions of outstanding awards and awards issuable under the EIP, in recognition of unusual or nonrecurring events (including any stock split, reverse stock split, reorganization, merger, consolidation, split-up, combination, or other similar corporate transaction or event) affecting the Corporation or any of its affiliates. The Board, in its discretion, may terminate, suspend or discontinue the EIP at any time with respect to any award that has not yet been granted. Unless the EIP is terminated earlier, no award may be granted under the EIP following the tenth anniversary of the date of the EIP’s adoption by the Board or approval by the Corporation's security holders, whichever is earlier. The Board also has the right to alter or amend the EIP or any part of the EIP, and the CGC Committee may modify outstanding awards granted under the EIP, from time to time, in each case subject to shareholder approval in certain circumstances as provided in the EIP. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, generally no change in any outstanding grant may be made that would materially impair the rights or materially increase the obligations of the participant without the consent of the participant.

The Board may make the following amendments to the EIP, without obtaining shareholder approval: (i) amendments to the terms and conditions of the EIP necessary to ensure that the EIP complies with the applicable regulatory requirements, including the rules of the TSX, U.S. federal and state securities laws, Canada Revenue Agency, and the Internal Revenue Code of 1986, as amended, in place from time to time; (ii) amendments to the provisions of the EIP respecting administration of the EIP and eligibility for participation under the EIP; (iii) amendments to the provisions of the EIP respecting the terms and conditions on which awards may be granted pursuant to the EIP, including the provisions relating to the vesting schedule (subject to a minimum three-month vesting period for Common Shares issued from treasury); and (iv) amendments to the EIP that are of a “housekeeping” nature.

The Board and the plan administrator may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the EIP maximum or the number of securities issuable under the EIP; (ii) amendment provisions granting additional powers to the Board or plan administrator to amend the EIP or entitlements thereunder; and (iii) an increase in entitlements held by insiders of the Corporation, including extension of the termination or expiry dates thereof or changes to insider participation limits.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as disclosed herein,

(a)	there is no indebtedness outstanding of any executive officers, directors, employees or former executive officers, directors or employees of the Corporation or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise; and

(b)	no individual who is, or at any time during the most recently completed financial year of the Corporation was, a director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of any such person:

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(i)	is or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries; or

(ii)	whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, whether in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no “informed person”, proposed director, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since January 1, 2018 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means, among others, (i) a director or executive officer of the Corporation or of a subsidiary of the Corporation, (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution.

ADDITIONAL INFORMATION

Financial information about the Corporation is provided in its financial statements for the fiscal year ended December 31, 2018 and related management’s discussion and analysis. You may obtain a copy of such documents by contacting Sprott Investor Relations at (416) 203-2310 or toll-free at 1 (877) 403-2310 or ir@sprott.com.

All of these above mentioned documents, as well as additional information relating to the Corporation, are also available by visiting the Corporation’s website at www.sprott.com or SEDAR’s website at www.sedar.com.

BOARD APPROVAL

The contents and the distribution of this Circular have been approved by the Board, and this Circular has been sent (or made available) to each director of the Corporation, each shareholder entitled to notice of the Meeting and the auditors of the Corporation.

Dated at Toronto, Ontario as of March 20, 2019.

BY ORDER OF THE BOARD

(signed) “Jack C. Lee”

Jack C. Lee

Chair of the Board

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SCHEDULE “A”

SPROTT INC.

MANDATE OF THE BOARD OF DIRECTORS

Introduction

The term “Corporation” herein shall refer to Sprott Inc. and the term “Board” shall refer to the board of directors of the Corporation. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation must be paramount at all times.

Chair and Composition and Quorum

1.	The Board will be comprised of a minimum of one member and a maximum of ten members, the majority of which shall be, in the determination of the Board, “independent” for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices. Each Board member shall satisfy the independence and experience requirements, if any, imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.	The chair of the Board will be elected by vote of a majority of the full Board membership, on the recommendation of the Corporate Governance and Compensation Committee. The chair of the Board with the assistance of the lead director (who shall be an independent director), if any, will chair Board meetings and shall be responsible for overseeing the performance by the Board of its duties, for setting the agenda of each Board meeting (in consultation with the Chief Executive Officer (the “CEO”)), for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for ensuring the Board works as a cohesive team and providing the leadership essential to achieve this.

Meetings

3.	Meetings will be scheduled to facilitate the Board carrying out its responsibilities. Additional meetings will be held as deemed necessary by the Chair of the Board. The time at which and place where the meetings of the Board shall be held and the calling of the meetings and procedure in all things at such meetings shall be determined by the Board in accordance with the Corporation’s articles, by-laws and applicable laws. The independent directors of the Board shall hold regularly scheduled meetings at which non-independent directors and management are not in attendance. Any director of the Corporation may request the Chair of the Board to call a meeting of the Board.

4.	Meetings of the Board shall be validly constituted if a majority of the members of the Board is present in person or by tele- or video- conference. A resolution in writing signed by all the members of the Board entitled to vote on that resolution at a meeting of the Board is as valid as if it had been passed at a meeting of the Board duly called and held.

Board Charter and Performance

5.	The Board shall have a written charter that sets out its mandate and responsibilities and the Board shall review and assess the adequacy of such charter and the effectiveness of the Board at least annually or otherwise, as it deems appropriate, and make any necessary changes. Unless and until replaced or amended, this mandate constitutes that charter. The Board will ensure that this mandate or a summary that has been approved by the Board is disclosed in accordance with all applicable securities laws or regulatory requirements in the Corporation’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

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Duties of Directors

6.	The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its committees, the Audit and Risk Management Committee and the Corporate Governance and Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, principal duties include the following:

Appointment of Management

(i)	The Board has the responsibility for approving the appointment of the CEO and all other senior management, monitoring their performance and, where deemed necessary, approving their compensation, following a review of the recommendations of the Corporate Governance and Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation. The Board may provide advice and counsel in the execution of the CEO’s duties as appropriate.

(ii)	The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

(iii)	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

(iv)	The Board will respond to recommendations received from the Corporate Governance and Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

(v)	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

(vi)	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals and the strategy by which it proposes to reach those goals.

(vii)	The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risks of the business.

(viii)	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

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Monitoring of Financial Performance and Other Financial Reporting Matters

(ix)	The Board is responsible for:

(a)	adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Corporation; and

(b)	taking action when the Corporation’s performance falls short of its goals or when other special circumstances warrant.

(x)	The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

(xi)	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

(xii)	The Board has responsibility for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

(xiii)	The Board is responsible for the Corporation’s internal control and management information systems.

Policies and Procedures

(xiv)	The Board is responsible for:

(a)	developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines for the Corporation and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(b)	approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Corporation and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

(xv)	The Board enforces its policy respecting confidential treatment of the Corporation’s proprietary information and Board deliberations.

(xvi)	The Board is responsible for adopting and monitoring compliance with the Corporation’s Code of Business Conduct and Ethics.

Communications and Reporting

(xvii)	The Board is responsible for approving and revising from time to time as circumstances warrant a Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

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(xviii)	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely, regular and non-selective basis;

(b)	overseeing that the financial results are reported fairly and in accordance with international financial reporting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely, non-selective disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

(xix)	The Board is responsible for:

(a)	developing position descriptions for the Chair of the Board, the lead director, if applicable, the chair of each Board committee and, together with the CEO, the CEO (which will include delineating management’s responsibilities). The CEO shall be expected to, among other things:

(i)	foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;

(ii)	develop and recommend to the Board a long-term strategy and vision for the Corporation that is intended to lead to creation of shareholder value;

(iii)	develop and recommend to the Board annual plans and budgets that support the Corporation’s long-term strategy; and

(iv)	seek to consistently strive to achieve the Corporation’s financial and operating goals and objectives;

(b)	developing and approving the corporate goals and objectives that the CEO is responsible for meeting; and

(c)	developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

(xx)	The Board is responsible for:

(a)	ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and

(b)	providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

Nomination of Directors

(xxi)	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(a)	considering what competencies and skills the Board, as a whole, should possess;

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(b)	assessing what competencies and skills each existing director possesses; and

(c)	considering the appropriate size of the Board, with a view to facilitating effective decision making;

with regard to their Diversity. “Diversity” refers to any characteristic that can be used to differentiate groups and people from one another. It includes, but is not limited to, characteristics such as gender, geographical representation, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age, disability, and industry experience and expertise.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Corporate Governance and Compensation Committee.

(xxii)	Director nominees shall be selected by a majority of the independent directors.

Board Evaluation

(xxiii)	The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Authority to engage outside advisors

7.	The Board has the authority to engage outside advisors as it determines necessary to carry out its duties, including, but not limited to identifying and reviewing candidates to serve as directors or officers.

8.	The Corporation shall provide appropriate funding, as determined by the Board, for payment (a) of compensation to any advisors engaged by the Board, and (b) of ordinary administrative expenses of the Board that are necessary or appropriate in carrying out its duties.

November 8, 2018

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